PE 1/16/2013


13001059



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/19/13

William L. Phillips III
Alpha Natural Resources, Inc.
wlphillips@alphanr.com

Re: Alpha Natural Resources, Inc.
Incoming letter dated January 16, 2013

Dear Mr. Phillips:

This is in response to your letter dated January 16, 2013 concerning the shareholder proposal submitted to Alpha by the Unitarian Universalist Association of Congregations. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Timothy Brennan
Unitarian Universalist Association of Congregations
tbrennan@uua.org

March 19, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Alpha Natural Resources, Inc.
Incoming letter dated January 16, 2013

The proposal requests that the company prepare a report on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company and society.

We are unable to concur in your view that Alpha may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Alpha's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Alpha may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	William L. Phillips <wlphillips@alphanr.com>
Sent:	Wednesday, January 16, 2013 1:48 PM
To:	shareholderproposals
Cc:	Tim Brennan <TBrennan@uua.org> (TBrennan@uua.org)
Subject:	Alpha Natural Resources - Proposal of Unitarian Congregations - Request for No Action Letter
Attachments:	Alpha Natural Resources - Proposal of Unitarian Congregations - No Action Letter Request - with Exhibits.pdf

Dear Ladies and Gentlemen:

On behalf of Alpha Natural Resources, Inc., I am submitting a request for no-action relief for Alpha Natural Resources, Inc. under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in connection with a shareholder proposal submitted by the Unitarian Universalist Association of Congregations.

With this email, I am also copying Timothy Brennan of the Unitarian Universalist Association of Congregations on this correspondence with the SEC.

Please do not hesitate to contact me with any questions regarding this request at (276) 285-2134.

Thank you,
Will Phillips

Wm. L. Phillips III
Vice President, Deputy General Counsel
and Assistant Corporate Secretary

Alpha Natural Resources
One Alpha Place
P.O. Box 16429
Bristol, VA 24209
Office: 276.285.2134
Fax: 276.285.3474
WLPhillips@AlphaNR.com



Alpha Natural Resources

January 16, 2013

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alpha Natural Resources, Inc.: Securities Exchange Act of 1934, Rule 14a-8(i)(10) - Statement for Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to inform you that Alpha intends to omit from its proxy statement and form of proxy for its 2013 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before the date upon which Alpha expects to file its definitive proxy solicitation materials for its 2013 annual meeting of stockholders. We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2013 proxy materials.

In accordance with the Staff's instruction in Section E of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") and Rule 14a-8(j) under the Exchange Act, I am simultaneously forwarding, by email, a copy of this letter to the Proponent as formal notice of the Company's intention to exclude the Proposal from its 2013 proxy materials.

I. BACKGROUND

A. The Proposal

The Proposal requests that Alpha "prepare a report on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company and society. The report should omit proprietary information, be prepared at reasonable cost, and be made available to shareholders by September 30, 2013."

II. THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(i)(10) BECAUSE IT HAS BEEN SUBSTANTIALLY IMPLEMENTED BY ALPHA

A. *Alpha's Sustainability Report and Other Public Disclosures Substantially Implement the Proposal*

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management...." Exchange Act Release No.

PO Box 16429 / One Alpha Place / Bristol, Virginia 24209 / 866-322-5742 / 276-619-4410 / www.alphanr.com

12598 (July 7, 1976). However, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at footnote 30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at §II.E.6. (Aug. 16, 1983). To be substantially implemented under Rule 14a-8(i)(10), a company's actions must satisfactorily address the underlying concerns of the proposal and address the essential objective of the proposal. *See e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007) (exclusion of proposal to institute annual director elections permissible when the company had already declassified its board, although the details of declassification could differ from the proposal); and *ConAgra Foods, Inc.* (July 3, 2006) (exclusion of proposal to issue sustainability report permissible when the company already issues a corporate responsibility report discussing such issues). Of particular relevance is the Staff's statement that a proposal which requests a report can be considered substantially implemented when the company has issued a report and provided other public disclosures that address the essential objectives of the proposal. *See Duke Energy Corp.* (Feb. 21, 2012) (concurring in the exclusion of a proposal requesting that the company produce a report assessing the actions it was taking or could take to reduce greenhouse gas and other air emissions because the information was included in the company's annual report on Form 10-K and sustainability report); *Exxon Mobil Corporation* (Mar. 18, 2004) (concurring that the issuer had substantially implemented in an outstanding company report a proposal requesting the company to report on how it is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions); *Alcoa Inc.* (Feb. 3, 2009) (permitting exclusion of a proposal requesting a report on global warming where the company already prepared an environmental sustainability report); and *PG&E Corp.* (Mar. 6, 2008) (permitting exclusion of a proposal requesting a global warming report where the company had already issued a climate change report).

Further, the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved, but, in the case of the exclusion of proposals requesting a report by the company, whether the company has addressed the subject matter of the proposal in other publications. *See, e.g., Abercrombie & Fitch Co.* (Mar. 28, 2012) (concurring with the exclusion of a proposal requesting a report on strategies to reduce greenhouse gas emissions based on information provided in the company's sustainability report); *Alcoa Inc., supra.* (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report and other materials); *Caterpillar, Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *PG&E Corp.* (Mar. 6, 2008); *The Dow Chemical Co.* (Mar. 5, 2008); *Johnson & Johnson* (Feb. 22, 2008) (in each case, concurring with the company's exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives and/or included related disclosures on their respective websites and/or annual reports on Form 10-K); and *Raytheon Co.* (Jan. 25, 2006) (permitting exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a stewardship report on its website that substantially implemented the proposal).

Alpha has produced a sustainability report publicly available on its website at *www.alphanr.com*, a copy of which is attached hereto as Exhibit B (the "Sustainability Report"). The Sustainability Report already provides information responsive to the Proposal with regard to Alpha's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change. Specifically, the Environmental Stewardship section of the Sustainability Report outlines specific initiatives undertaken by Alpha (on pages 14-23) to reduce its own carbon footprint as well as to address larger global concerns regarding fossil fuels and their potential contribution to climate change including:

- Internal and independent external audits of environmental management and compliance.
- Funding of independent studies relating to coal and the environment.
- Investments in technologies aimed at mitigating or eliminating key operational or commercial risks to the Company, including through carbon capture and storage and converting coal and coal by-products into other fuels, chemicals and other products.

- Strategies to manage and mitigate potential environmental impacts including:
  - increasing energy efficiency and reducing greenhouse gas emissions,
  - minimizing waste and recycling materials with the highest re-sale value, and
  - developing and implementing industry-leading standards for conservation and restoration of mined land.
- Investigation of technologies to reduce the amount of coal waste from processing facilities.
- Use of alternative means of conveyance to reduce reliance on trucks, railroads and ships.
- Efforts to address the impact of coal-fired electricity generation.

Moreover, in Alpha's Sustainability Report and in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012, excerpts of which are attached hereto as Exhibit C (the "Form 10-K"), Alpha already provides information responsive to the Proposal that addresses the long- and short-term financial and operational risks to the company of concerns regarding Alpha's operations and potential climate change consequences. Specifically, Alpha's Form 10-K disclosure specifically addresses the following risks:

- Risks relating to environmental matters, including the risk that coal may become a less attractive fuel source if emissions rates or caps on greenhouse gases are enacted, or a tax on carbon is imposed related to climate change legislation or regulations, are described under the "*Business – Environmental and Other Regulatory Matters*" section, commencing on page 19 of the Form 10-K,
- Risks relating to international, United States federal and state regulation relating to greenhouse gas emissions are described under the "*Business – Environmental and Other Regulatory Matters – Greenhouse Gas Emissions Impact Initiatives*" section, commencing on page 22 of the Form 10-K, and on page 32 of the Form 10-K,
- Risks addressing climate change initiatives that could significantly reduce the demand for coal, increase Alpha's costs and reduce the value of Alpha's coal and gas assets are described under the "*Risk Factors*" section, commencing on page 33 of the Form 10-K,
- Risks relating to other environmental regulations, including implementation of the current and more stringent proposed ambient air quality standards for particulate matter and ozone are described under the "*Risk Factors*" section, commencing on page 33 of the Form 10-K, and
- Disclosure regarding coal pricing trends and uncertainties due to restrictions on carbon dioxide emissions are described under the "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Coal Pricing Trends, Uncertainties and Outlook*" section commencing on page 64 of the Form 10-K.

In sum, the information provided by Alpha in its Sustainability Report and Form 10-K addresses the essential objective of the report requested in the Proposal and, therefore, the Proposal has been substantially implemented and is excludable from the Company's 2013 proxy materials pursuant to Rule 14a-8(i)(10).

In addition to the information requested by the Proposal that is addressed by Alpha's disclosures in the Sustainability Report and Form 10-K, the Proposal appears literally to call for an analysis of long- and short-term financial and operational risks to society of fossil fuels and their contribution to climate change. Alpha believes that the information provided in the Sustainability Report and Form 10-K is sufficient to establish its substantial compliance with the Proposal, without the need to address risks that are far beyond the scope of Alpha's business or experience. Alpha primarily mines and processes one fossil fuel, coal, and has no particular experience enabling it to assess the risks to society, as a whole, of fossil fuels generally and their contribution to climate change as stated in the proposal. Further, the Proposal's request for an analysis of long- and short-term financial and operational risks to society of fossil fuels and their contribution to climate change is vague and indefinite because neither the stockholders voting on the Proposal, nor the Company, would be able to determine with any reasonable certainty what such financial and operational risks are to society, as a whole. Nevertheless, as noted above, Alpha has already provided extensive disclosures that address the essential objective of the Proposal. Alpha's material compliance is not diminished by its disinclination to provide a report on matters either unrelated to its business or involving societal concerns that are vague and beyond the scope of its business and experience. Alpha's already extant disclosures have effectively addressed the concerns raised by the Proposal.

B. ***The Proposal Has Been Substantially Implemented Through Compliance with Applicable Laws and Regulations***

The Staff has consistently concurred with the view that a company may omit a proposal because it has been substantially implemented through compliance with applicable laws and regulations. *See, e.g., Verizon Communications Inc.* (February 21, 2007) (concurring in the omission of a proposal that the company disclose relationships between each independent director and the company that the board considered when determining each director's independence as substantially implemented because of Items 407 and 404 of Regulation S-K requiring disclosure of the independence of director nominees and the transactions considered by the board in reaching that conclusion); *King Pharmaceuticals Inc.* (March 17, 2010) (concurring in the omission of a proposal that the board amend the bylaws to give holders of 10% of the company's common stock power to call special stockholder meetings as substantially implemented because under relevant state law 10% stockholders already have authority to call special meetings); *Johnson & Johnson* (February 17, 2006) (concurring in the omission of a proposal that required the company to verify the employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States as substantially implemented on the basis that the company already was required to take such actions under federal law); *Eastman Kodak Co.* (Feb. 01, 1991) (concurring with the omission of a proposal requesting disclosure of all fines paid for violations of environmental laws and regulations for the previous five years where the company could show that the disclosure sought in the proposal was already required of the company under Item 103 of Regulation S-K) and *JP Morgan Chase & Co.* (Mar. 15, 2012) (concurring in allowing the exclusion of a stockholder proposal seeking that an independent committee of directors assess how the company was responding to risks, including reputational risks, associated with the high levels of executive compensation because the information was already required pursuant to Item 402(s) of Regulation S-K).

When the Commission initially adopted the predecessor to Rule of 14a-8(i)(10), it observed that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes, and supervening corporate events," and expressed its belief that "a proposal which has been rendered moot for whatever reason should properly be excludable from an issuer's proxy materials." Exchange Act Release No. 12999 (November 22, 1976). The Staff has agreed with the exclusion of a proposal even in cases where the disclosure requirement was not exactly the same as the proposal. *See, e.g., Eastman Kodak Co.* (Feb. 01, 1991) (concurring with the omission of a proposal based on Item 103 of Regulation S-K even though the proposal requested disclosure of all fines paid for violations of environmental laws and regulations for the previous five years, where Item 103 of Regulation S-K requires disclosure only of fines that exceed $100,000, noting that the disclosure of information that falls beneath a Commission-mandate materiality threshold is not necessary to "substantially implement" a proposal); and *JP Morgan Chase & Co.* (Mar. 15, 2012) (concurring in allowing the exclusion of a stockholder proposal requesting a risk analysis of the company's executive compensation practices because the lack of disclosure regarding the analysis under Item 402(s) of Regulation S-K in the proxy statement is permitted by the rule).

In this instance, the Proponent has asked Alpha to provide an "analysis of long- and short-term financial and operational risks to the company and society" related to "global concerns regarding fossil fuels and their contribution to climate change." Among other disclosure requirements, Items 101, 103, 303 and 503(c) of Regulation S-K require Alpha to provide disclosure in its filings with the Commission that is substantially similar to the information requested in the Proposal. In *Commission Guidance Regarding Disclosure Related to Climate Change*, Exchange Act Release No. 61469 (Feb. 2, 2010) (the "Climate Change Release"), the Commission underscored the possible need to include climate change disclosure to the Regulation S-K items referenced above. Accordingly, Alpha has already addressed and publicly disclosed the matters sought by the Proposal regarding financial and operational risks to the Company.

In response to the specific guidance provided in the Climate Change Release and Items 101, 303 and 503(c) of Regulation S-K (Item 103 disclosure requirements were not applicable), Alpha has provided the required disclosures, including:

- Item 101 disclosure in the *Business – Environmental and Other Regulatory Matters* section of the Form 10-K, including a description of the risks to Alpha that coal may become a less attractive fuel source if emissions rates or caps on greenhouse gases are enacted, or a tax on carbon is imposed related to climate change legislation or regulations, as well as greenhouse gas emissions impact initiatives that affect Alpha's business.

- Item 303 disclosure in the "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Coal Pricing Trends, Uncertainties and Outlook*" section of its Form 10-K regarding coal pricing trends and uncertainties due to restrictions on carbon-related emissions.

- Item 503(c) risk factor disclosure under "*Risk Factors*," in the Form 10-K, including disclosure of the risk that climate change initiatives could significantly reduce the demand for coal, increase Alpha's costs and reduce the value of Alpha's coal and gas assets and disclosure addressing risks related to other environmental regulations, such as implementation of the current and proposed ambient air quality standards for particulate matter and ozone.

Alpha has complied with the all of the applicable disclosure rules, including Items 101, 103, 303 and 503(c) of Regulation S-K, and will continue to comply with these requirements.

III. CONCLUSION

Based upon the foregoing analysis, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2013 annual meeting of stockholders. If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We very much appreciate the Staff's attention to this matter.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is WLPhillips@AlphaNR.com, and the Proponent representative's email address is tbrennan@uua.org.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 285-2134.

Sincerely,



William L. Phillips III
Vice President, Deputy General Counsel and Assistant Corporate Secretary

Attachments

cc: Timothy Brennan, Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
(via email and overnight courier)

Exhibit A

WHEREAS:
Alpha Natural Resources, Inc. is the nation's third largest producer of coal and the largest metallurgical coal supplier, with 2.3 billion tons of proven and recoverable coal reserves.

In recognition of the need to combat climate change and minimize global temperature rise, most developed nations signed the Copenhagen Accord finding that "deep cuts in greenhouse gas emissions are required" and that "the increase in global temperature should be below 2 degrees Celsius."

In this year's World Energy Outlook, the International Energy Agency states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degree Celsius goal" and, "Almost two-thirds of these carbon reserves are related to coal..." A recent HSBC report analyzing certain large mining companies found that, if constraints on carbon emissions were imposed after 2020, they could reduce coal asset valuations by as much as 44 percent.

It is of concern to investors that a portion of Alpha's coal reserves and/or related infrastructure may become unusable, unmarketable, or otherwise not economically viable as a result of greenhouse gas restrictions.

Company disclosure and analysis of this challenge is very limited. Its February 2012 Form 10-K states that " coal may become a less attractive fuel source for our customers if federal, state or local emissions rates or caps on greenhouse gases are enacted, or a tax on carbon is imposed, such as those that may result from climate change legislation or regulations. As a result, future legislation, regulations, interpretations or enforcement may adversely affect our mining or other operations, or our cost structure or may adversely impact the ability or economic desire of our customers to use coal."

Given the increasing likelihood of material impact, shareholders need additional disclosure of the company's action plans, and risk scenarios, associated with likely greenhouse gas regulation.

RESOLVED:
Shareholders request Alpha to prepare a report on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company and society. The report should omit proprietary information, be prepared at reasonable cost, and be made available to shareholders by September 30, 2013.

SUPPORTING STATEMENT:
In analyzing long and short term risks, proponent suggests that Alpha perform an analysis of various scenarios the company deems likely or reasonably possible, such as restrictions on carbon emissions allocated by geographic regions or fuel types. Such analysis should describe a range of scenarios in which a portion of its reserves or infrastructure are at risk of becoming stranded assets due to carbon regulation, and the impact of those scenarios on any plans to continue to explore or further develop new coal or gas reserves.



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/4/2012

To Whom It May Concern:

As of December 4th, 2012, State Street Bank held 314 shares of ALPHA NATURAL RESOURCES INC, CUSIP 02076X102, Ticker ANR, in account number ***FISMA & OMB Memorandum M-07-16*** The shares have been held in custody for more than one year. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Amy Youngberg
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-3078



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

OVERNIGHT MAIL AND FAX

December 4, 2012

Mr. Vaughn R. Groves
Executive Vice President & General Counsel
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 16429
Bristol, VA 24209

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Dear Vaughan:

The Unitarian Universalist Association ("UUA"), shareholder of Alpha Natural Resources, Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company prepare a report on the its goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company and society.

Over the last several years, we have had a productive dialogue with you and other management at the Company regarding disclosure of environmental and social risks. We would welcome the opportunity to discuss our proposal with you again.

This resolution is proposed by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $145 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the Company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting. A representative of the UUA will attend the annual meeting to move the resolution as required.

Verification that we are beneficial owners of Alpha Natural Resources, Inc. is enclosed. If you have questions or wish to discuss the proposal, you may contact me directly at 617-948-4305 or by email at tbrennan@uua.org.

Yours very truly,



Timothy Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on pollution reduction

Teresa Darnell

From: Teresa Darnell
Sent: Friday, December 07, 2012 5:17 PM
To: 'tbrennan@uua.org'
Subject: Shareholder Proposal
Attachments: 4834_001.pdf

Please see the attached letter sent on behalf of William L. Phillips, III.

Teresa J. Darnell
Assistant to the Corporate Secretary
Alpha Natural Resources
One Alpha Place
P. O. Box 16429
Bristol, VA 24209
(276) 619-4023
(276) 628-1774 (fax)

f



Alpha Natural Resources

December 7, 2012

VIA E-MAIL AND UPS

Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108
tbrennan@uua.org

Re: Shareholder Proposal

Dear Mr. Brennan:

This letter acknowledges receipt of the letter faxed December 5, 2012 on behalf of the Unitarian Universalist Association of Congregations ("UUA") requesting that Alpha Natural Resources, Inc. ("Alpha" or the "Company") include a shareholder proposal in its proxy statement for its 2013 annual meeting of shareholders.

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934 (the text of which is attached hereto as Exhibit A) sets forth a number of procedural and eligibility requirements in connection with a shareholder's submission of a shareholder proposal to be included in a company's proxy statement. In reviewing the UUA's proposal, and without waiving any other possible grounds for exclusion, we noted that some of the procedural and eligibility requirements were not met.

Rule 14a-8(b) requires a shareholder proponent to show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. Based on statements in your letter and the supporting letter from State Street Corporation ("State Street"), we are unable to verify that the UUA has, in fact, held the requisite number of shares of Alpha common stock continuously for a period of at least one year as of and including the date of submission of the proposal as required by Rule 14a-8. First, we note that the letter from State Street is ambiguous as to whether or not UUA has held the requisite number of Alpha shares for the full one-year period preceding and including the date the proposal was submitted on December 5, 2012, thereby leaving a period from December 4, 2012 through December 5, 2012 in which the Company cannot confirm ownership of Alpha's common stock by the UUA. Further, State Street's letter fails to indicate that the UUA held Alpha shares continuously for a period of at least one year as of and including December 5, 2012.

Please send me an affirmative written statement from the record holder of Alpha's common stock that states that the UUA beneficially owns, and specifically verifies that the UUA has continuously held, the required amount of Alpha common stock for at least the one-year period preceding and including December 5, 2012. Please send this information to me using the fax, e-mail or mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company may be entitled to exclude your proposal from its proxy statement under Rule 14a-8. To avoid any errors or misunderstandings, I suggest that you use a form of mail or other transmission that provides proof of delivery.

Sincerely,



William L. Phillips, III
Assistant Secretary

Enclosure

EXHIBIT A

17 CFR § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends..

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Unitarian Universalist Association
Human Resources
25 Beacon Street, Boston MA 02108
Phone: 617-948-4649
Fax: 617-367-3237

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Secretary, Alpha Natural Resources, Inc.	Tim Brennan
FAX NUMBER: 276-628-1729	**DATE:** 12-11-12
PHONE NUMBER: 617-948-4306	**TOTAL NO. OF PAGES** 3

RE:
Shareholder Resolution- Addition information as requested



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

December 10, 2012

Mr. William L. Phillips, III
Assistant Secretary
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 16429
Bristol, VA 24209

Dear Mr. Phillips:

Enclosed please find the letter of ownership from our custodian, State Street Bank, confirming that we are the beneficial owner, and have continuously held, 314 shares of Alpha Natural Resources, Inc. for the preceding year up to, and including, December 5, 2012.

Should you need any additional information, please do not hesitate to contact me at the mailing address shown.

Sincerely,

Timothy Brennan
Treasurer and Chief Financial Officer

Affirming the Worth and Dignity of All People



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/10/2012

To Whom It May Concern:

The Unitarian Universalist Association has consistently held 314 shares of ALPHA NATURAL RESOURCES INC, CUSIP 02076X102, in account number FISMA & OMB Memorandum M-07-16. The asset has been held in custody for more than a one year period, preceding and including December 5th, 2012. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Kevin Day
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-9410

Exhibit B

Fueling progress















Alpha Natural Resources

Sustainability Report 2011

Welcome to our first sustainability report.

Alpha Natural Resources has grown rapidly since its founding in 2002. We believe that a commitment to sustainability – a commitment to strong economic, social and environmental performance – is critical to our company's ability to continue to grow and thrive. This report provides an opportunity for us to share information about that commitment with our stakeholders.

Contents







About this Report

On the following pages you will find an overview of our sustainability approach and highlights of our economic, environmental and social performance. The report data is from 2011 unless otherwise noted and incorporates data after the acquisition of Massey Energy on June 1, 2011.

Engaging External Stakeholders in our Reporting

As part of the process of preparing this report, we directly engaged with several external stakeholders[1] identified as having a significant interest in Alpha's activities, including customers, suppliers, financial institutions, investors, concerned citizens, non-governmental organizations (NGOs), and local governments. Internally, we identified social, environmental and economic issues which Alpha's Board had agreed are material to our business. We then asked our stakeholders to reflect on whether they thought these were of high, medium or low importance, and whether we had missed key issues. We learned a great deal during this process, and we were able to structure the report around the issues confirmed as highly material during this external feedback gathering process.

" The engagement process has been a tremendous experience for Alpha. It has given our stakeholders a voice in the reporting process while allowing them to hear first hand what makes our company tick, why we are successful, and why their understanding of Alpha matters so much to us."

Philip Cavatoni, *EVP and Chief Strategy Officer*

1 External stakeholders included American Electric Power (AEP), Appalachia Wildlife Foundation, Ceres, Citibank, Duke Energy, Friends of Blair Mountain, Greene County, PA, County Commissioner, Joy Mining Machinery, Unitarian Universalists, Wells Fargo. Additionally, there were other stakeholders interviewed who asked that they not be identified.



Letter from Kevin Crutchfield, CEO

"We need to be responsive to our communities and stakeholders. Listening is an act of respect."
Kevin Crutchfield, *CEO*

Alpha Natural Resources was founded on the belief that the tough job of mining can be made safer. That everyone has a voice, and every voice matters. That a culture built on truth, trust and caring makes for a great place to work. That we can be miners and also responsible stewards of the environment. That we can contribute meaningfully to the success of our local communities. That's what sustainability means to Alpha.

Our commitment to sustainability stems from our culture of ***Running Right, Leading Right*** and ***Living Right.*** This culture drives how we operate our business – which includes a commitment to always ***Running Right*** that ensures all of our employees make it home safely at the end of every day. It also drives how we approach the people whose lives we touch. Alpha has many stakeholders, and we know our decisions impact them in a variety of ways. To succeed, we need to operate with respect and attention to these stakeholders. We call this ***Leading Right.*** And finally, we seek to be the example we want to follow – in every act, every conversation, every moment, both within our company and as members of the communities where we live and work. For us, this is ***Living Right.***

At Alpha, we believe there's a higher purpose to what we do: we're fueling progress around the world. Coal is an affordable, abundant energy source that plays a key role in producing electricity and steel. We know people's lives improve – their education levels, quality of life and overall health – when they have access to electricity. And 1.5 billion people currently lack that access.

Yet the perception of the coal industry is not particularly good, and our social license to operate is threatened. I think the image of the industry and reality are different – but I also know that perception matters. We need to sit down with our supporters and critics to have structured and informed conversations. Listening is an act of respect. The goal is to find some confluence of interest, no matter how small, and then see if we can broaden it over time. We acknowledge that we're not perfect, but we work daily to improve.

I want Alpha to lead the industry by working with our peers to increase value for all stakeholders. For example, the industry's safety record has improved but there is still work to do. We are working with the National Mining Association as a member to establish an industry goal: zero fatalities and a 50 percent reduction in accidents in five years. CEOs sign a pledge associated with this goal as a condition of continued membership. I proudly signed the pledge and believe it to be a watershed moment for the mining industry.

Future energy policy must be a basket approach, a portfolio. Clearly coal has a critical role in that portfolio, and we need to make it better, from mine to end use. Traditional markets for coal may shrink and others may open up; throughout these changes Alpha will remain an important player. We will differentiate ourselves through our commitment to sustainability and reap the benefits through safer, more environmentally sound, and more efficient operations – in short, from ***Running Right, Leading Right*** and ***Living Right.***

Kevin Crutchfield, CEO

Alpha at a Glance

Headquartered in Bristol, Virginia, Alpha Natural Resources is one of the world's largest coal companies and the world's third-largest metallurgical coal supplier. Alpha and its operating subsidiaries employ approximately 14,000 people and we produce more than 106 million tons of steam and metallurgical coal annually. We extract, process, and sell coal from 145 active mines and over 50 coal preparation plants and loadouts and are also actively involved in the purchase and resale of coal mined by other companies.


106.3 million tons of coal shipped in 2011
CANADA/ MEXICO 2.0 m tons
U.S. 90.0 m tons
EUROPE 7.1 m tons
ASIA 3.5
AFRICA/ MIDDLE EAST 2.0 m tons
SOUTH AMERICA 1.7 m tons
145 active mines

	VIRGINIA	WEST VIRGINIA	PENNSYLVANIA	WYOMING	KENTUCKY	TOTAL
Active mines	30	63	21	2	29	145
Preparation plants	5	18	4	2	6	35
Loadouts	–	10	6	2	3	21

Alpha Sales by Coal Type 2011
Million tons



- Domestic steam **85.0**
- Export steam **2.1**
- Domestic met **5.0**
- Export met **14.2**

Steam coal is purchased by large utilities and industrial customers as fuel for electricity generation. Metallurgical coal is used to make coke, a key component in the steel-making process.

Our History

- **2002** — Alpha Natural Resources formed; Acquired Pittston Coal assets
- **2003** — Acquired AMCI assets, Mears assets and Coastal Coal assets
- **2004** — Acquired Moravian Run assets and Cooney Bros. assets
- **2005** — Initial Public Offering (Feb. 2005) Acquired Nicewonder assets
- **2006** — Acquired Progress assets
- **2007** — Acquired Mingo Logan assets
- **2008**
- **2009** — Merged with Foundation Coal
- **2010** — Formed gas joint venture with Rice Energy
- **2011** — Acquired Massey Energy


$1,547m
WAGES AND BENEFITS


$1,707m
MATERIALS AND SUPPLIES


$208m
ROYALTIES TO LANDOWNERS


$428m
FEDERAL, STATE AND LOCAL TAXES


$7.7m
COMMUNITY INVOLVEMENT

Alpha's Value Creation and Distribution

COAL REVENUES[2] **$6.2bn**

IN OUR COMMUNITIES **$3.9bn**


$3.08bn
THERMAL CUSTOMERS


ELECTRICITY


$3.10bn
METALLURGICAL CUSTOMERS


STEEL


TECHNOLOGY3


FLY ASH TO CEMENT


WATER TREATMENT

2 2011 consolidated revenues were $7.1 billion, inclusive of freight, handling, and other revenues.

3 Alpha is investing in technologies that advance the way coal is used for environmental and economic benefits. For more information about our technology investments, see our environmental stewardship section on pages 14 to 23.

Corporate Governance at Alpha

Alpha's robust corporate governance structure provides the foundation for sound, accountable management of our company, including management of sustainability issues.

Board-Level Accountability for Sustainability

Accountability for sustainability issues is explicitly integrated into Alpha's governance structure at the Board of Director level through the Safety, Health, Environmental and Sustainability (SHES) Committee of our Board. The SHES Committee oversees Alpha's sustainability strategy and performance as well as our initiatives to enhance or develop new sustainable business opportunities. The Committee meets at least four times per year and engages with management frequently around and between these meetings. The SHES Committee charter mandates that the Chairperson and a majority of members be independent, as defined in the New York Stock Exchange's corporate governance rules.

Managing Sustainability in our Business

Alpha's Chief Executive Officer is a member of the SHES Committee of the Board and provides the formal governance link between Board and management accountability for sustainability. Alpha's Executive Vice President and Chief Strategy Officer has responsibility for overall, day-to-day coordination of the company's sustainability strategy and activities. Additionally, Alpha has a Vice President of Sustainability whose role is to oversee reductions in the company's energy use and environmental impacts, as well as to commercialize new business opportunities and technologies that increase sustainability and value along the coal value chain. Alpha's Executive Vice President, Business Excellence, oversees the company's ***Running Right*** culture. Accountability for health, safety and environmental performance at the mine or facility level is integrated into ***Running Right***, including through incentive plans explicitly linked to safety performance, as well as internal reporting that is routinely reviewed by senior management and the SHES Committee of the Board.

Proactively Identifying and Managing Risk

Alpha has a rigorous risk management process, led by our Executive Vice President and General Counsel and coordinated by our Risk Management Department, designed to proactively identify issues that have the potential to affect our company or disrupt our operating environment. Through a formal process, a cross-functional team within Alpha identifies and monitors potential risks and develops plans to address them. Alpha's Board of Directors, or the relevant Board Committee, is regularly briefed about the issues and plans. The risk management process is not specifically designed for managing sustainability issues, though in practice it serves as a useful tool in our efforts to identify and prioritize a variety of sustainability issues.

Constructive Engagement in the Political Process

Alpha engages with policymakers at the state and federal level in an effort to shape and inform opinions based on objective information. We also work with industry associations such as the National Mining Association, the American Council for Clean Coal Electricity, the American Coal Council and multiple state associations. Full details regarding Alpha's lobbying activity are found at: http://lobbyingdisclosure.house.gov/index.html by searching under the Registrant "Alpha Natural Resources."

Alpha also has a political action committee, the ANR PAC, which we consider an effective way for employees to combine their contributions for greater impact. At the end of 2011, we had a 29 percent participation rate among eligible employees who contributed more than $380,000.

"Shortly after the Massey acquisition I represented the Board at more than a dozen ***Running Right*** employee training sessions, conveying that ***Running Right*** is more than talk. It's a part of our culture. We are committed to it at the Board level. A strong interest in the health and safety of employees is the fabric of this organization."

Ted Wood, *Member, Alpha Board of Directors and Independent Chair, Safety, Health, Environmental and Sustainability Committee*


For more information on Alpha's corporate governance and business ethics policies and practices
www.alphanr.com/corporategov

Running Right, Leading Right, Living Right – Alpha's Culture

At Alpha, our ***Running Right, Leading Right*** and ***Living Right*** culture is the foundation of our company. For us, these concepts are far more than just words on a page – on the contrary, they are the touchstones for how we conduct ourselves every day. We believe in the principle that we are stronger as a company when we draw on the collective knowledge of our more than 14,000 employees, who together comprise 300,000 years of mining experience.

This approach began with ***Running Right,*** which engages employees in improving health and safety, and enables management to support these improvements by embedding a company-wide process to assess and address issues as they arise (see pages 8 and 9 for more details). ***Running Right*** is about giving everyone a voice in the business and a seat at the table. Once we saw the power of ***Running Right*** to shape our culture and drive behavior, we saw an opportunity to extend it to include environmental management – and to expand the overall approach to cover a broader range of issues and behaviors.

Developing a Framework for Leadership at Alpha

Leading Right evolved from a two-day summit, in August 2011, when a group of 220 of Alpha's leaders assembled to explore what leadership means internally, among our employees, and externally according to our other stakeholders. The summit took place shortly after Alpha's acquisition of Massey Energy, so it also provided an opportunity to advance the process of integrating Massey employees into the Alpha culture and way of operating. Led by Alpha's CEO, Kevin Crutchfield, the group examined the challenges the industry faces and ways to overcome them and deliver on Alpha's purpose to fuel progress around the world. At the conclusion of the summit, leaders were invited to sign a pledge, affirming their sense of purpose and energy in pursuing our common goal towards ***Leading Right.***

Taking the Approach into our Communities

Living Right is the newest element of our operating philosophy, and we are currently developing plans to embed this approach more directly into our community engagement strategy. Our goal is to have a positive impact on our employees, their families, and local communities, for example by supporting local organizations that are important to our employees. For Alpha, this is ***Living Right.***



"***Running Right, Leading Right*** and ***Living Right*** are the foundations of our principle-based system, creating opportunities for our employees to be successful. It is about soliciting ideas from all Alpha employees, and demonstrating trust and integrity in everything we do."
Paul Vining, *President*

Our Pledge

We fuel progress around the world. And we do this through the energy of our people. As ambassadors for Alpha and the industry, and as leaders, we the undersigned make this our personal and collective pledge of responsibility:

- *We are responsible for ensuring our own actions support Alpha's higher purpose.*
- *We are responsible to many stakeholders.*
- *We are responsible for embracing Alpha's core values; we commit ourselves to Running Right.*
- *We are responsible as leaders for acting with courage.*

Our People

Keeping Alpha's employees safe and healthy is the right thing to do and it is absolutely critical to our success. ***Running Right*** is the cornerstone of our culture of health and safety.



" ***Running Right*** is about the impact our people have on improving working conditions and safety performance. We encourage everyone to participate and we measure success based on our people returning home safely every night and coming back to work with optimism the next day."
Randy McMillion, *EVP Business Excellence*



Creating a Safe Workplace

We are keenly aware of the very real safety risks in our industry and the perception by many that coal mining is a dangerous occupation. We are working hard to change those perceptions by demonstrating improvements in our health and safety performance.

Since 1977, the Federal Mine Safety and Health Act has been the primary federal law regulating mining, and it is overseen by the Mine Safety and Health Administration (MSHA). Since Alpha's formation in 2002, we have continually tried to go above and beyond compliance, and we work closely with MSHA to develop regulations that are in line with our commitment to improved safety.

We ensure that every employee at Alpha receives training on how to apply our ***Running Right*** culture to help us continue to improve. And when Alpha acquires a company, we make the integration of new employees into our ***Running Right*** culture our top priority. We carefully track health and safety performance in all our operations, with the intent of creating better, safer, more productive workplaces that our employees are proud to be a part of.

While we are encouraged by how far we have come to address important health and safety issues, we know there is still more we can do. We intend to demonstrate, through tangible results and consistent improvement, that Alpha is a safe, healthy and desirable place to work.

The following pages provide an overview of ***Running Right***, our 2011 health and safety performance, and Alpha's programs to support employee wellness and development.



More information
www.alphanr.com/safety/awards

Image left: Miners assembling safety gear before entering underground mine.

Running Right in Action

At one of our plants in Mammoth, West Virginia, an issue was brought to the Employee Involvement Group team concerning the emergency preparedness as it related to firefighting readiness. In response, all water sources were tested in and around the plant with the assistance of the local fire department to ensure the plant's readiness in the event of a fire-related emergency. This is just one of many examples of how **Running Right** *helps us make the necessary change to protect our workers, and to measure our progress toward our goal of eliminating at-risk behaviors.*

Running Right Drives Health and Safety at Alpha

Running Right, first implemented in 2004, continues to evolve and expand as both a cultural and a behavior-based program. The objective is to create a system that allows employees to identify problems and be part of the solutions, and to create a management culture that enables continuous improvement. More broadly, it is about encouraging employees to speak up without fear, to get involved in the processes that affect their lives, and to work shoulder to shoulder with colleagues to overcome challenges and achieve goals. Alpha employees receive ***Running Right*** training, ensuring the principles are adopted by everyone at the company, from our Executive Leadership Team to our hourly employees.

Research has shown that the vast majority of workplace accidents can be attributed to at-risk behavior, and that such behavior is often the precursor to workplace injury or even fatalities. Our objective is to raise employee awareness and eliminate at-risk behavior. Where changes in procedures, equipment, management practices or other embedded policies can improve health and safety outcomes, we make these improvements so we can run right.

The ***Running Right*** process starts with one employee and an observation he or she makes. Employees submit an anonymous observation card on which they cite at-risk behavior, or – equally important – recognize effective, safe behaviors. Every observation card is reviewed the day it is submitted. In many cases action can be taken right away, while some observations may

CEO Kevin Crutchfield discusses **Running Right** *with Alpha miners.*



require more extensive attention and are elevated to a review committee composed of hourly and salaried employees. From there a decision is made as to how to address a given issue, and the appropriate steps are taken to communicate the changes. Where appropriate, the new best practice or other finding is shared across the whole organization. Our Executive Vice President, Business Excellence, reporting directly to our CEO, is responsible for documenting and tracking the observation cards as well as operational improvements made as planned. Our Executive Leadership Team also takes every opportunity to endorse and support ***Running Right.***

Running Right is based on the principle of giving everyone "a voice in the business and a seat at the table" and the results have shown the value of this approach. In 2011 the average number of cards received was more than 20,000 per month, and many of these led to improvements in procedures and training.

As a company that has merged with or acquired several other companies, we have found that ***Running Right*** is an essential tool in helping us integrate new organizations and people into one cohesive culture.

8,750
employees trained in ***Running Right*** post-acquisition

Running Right observation cards: types of behavior


40,000
30,000
20,000
10,000
0
Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec
Safe behaviors
Operational improvements
At-risk behaviors

Further reading: Health and safety data
See pages 10 and 11 of this report



Observation Card

Running Right *observation cards are used to identify safe and at-risk behaviors, as well as operational improvement opportunities.*

RUNNING RIGHT™

Training	*Running Right* Cards	Employee Review	Cards Sorted	Findings Presented	Action / Accountability
Employees receive at least eight hours of training every 18 months on Running Right *principles and process.*	*Employees notice at-risk and safe behavior and think of continuous improvement ideas, handwrite anonymous cards and submit through boxes at sites.*	*Employee Involvement Group (EIG) reviews all cards at least monthly. EIGs are made up of hourly employees and occasionally supervisors as well, with one champion for each group.*	*Cards are sorted by issue, as often there are multiple cards for one issue. Serious issues are addressed immediately. Other issues are brought to monthly meetings by the EIG champion.*	*All business units present findings at the Performance Group Meetings, a combination of mines within that business unit.*	*Practices, processes and training are revised and documented based on findings; key learnings are shared across the whole company.*

Health and Safety Performance Results

Total Reportable Incident Rate per 200,000 hours worked*


Underground
5.02
5.29
Surface
1.34
1.69
Combined
3.80
3.69
0
1
2
3
4
5
6

Non-fatal Days Lost per 200,000 hours worked*


Underground
2.97
3.45
Surface
0.72
1.14
Combined
2.23
2.43
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5

Alpha (Full year 2011)-former Massey (June through December 2011)
Industry (2011)

The health and safety concerns differ for surface and underground mining, so it is important to view health and safety performance of both types of mining in context. Generally, surface mining presents fewer risks to workers than underground mining, and as illustrated above, our Total Reportable Incident Rate for surface mining is about one quarter of the rate for underground mining.

While the risks are lower for surface mining, as with any industrial activity involving heavy equipment and working in remote areas, there are health and safety concerns to which we dedicate significant attention. Our training for surface mining is primarily focused on safe vehicle and equipment operation including equipment maintenance, as well as on standard ground control measures that ensure, for instance, the stability of high walls on surface mines.

For our underground mining operations, we have dedicated significant resources to improving safety by fully examining past incidents and seeking to eliminate future risks. Key areas of focus in our underground mining operations include proper ventilation plans; proper engineering of mine plans; rigorous development and implementation of safety action plans; and ongoing training efforts to reduce exposure to behavioral risks.

**Source: MSHA Injury and Worktime Reports (http://www.msha.gov/Stats/Part50/WQ/MasterFiles/MIWQ%20Master_20114.pdf).*

Health and Safety Performance

Since 1970, coal production has increased by 89 percent in the U.S. while fatal injuries have decreased by 81 percent. While this trend is encouraging, it's not enough. Our goal is to get to the point where the probability of an injury or fatality is zero, and we know we have important work ahead to achieve this goal.

We measure our health and safety performance using recognized industry indicators for underground and surface mining. For each of these key health and safety indicators Alpha's performance is better than the industry overall, however anything above zero injuries is unacceptable.

Reducing the Risk of Fire or Explosion

Along with the everyday health and safety efforts in place for our employees, we have developed several comprehensive programs to eliminate serious safety risks, or, in the event of such an occurrence, to deal with it as quickly and effectively as possible. Highlights of our work in this area include:

- Coal bed methane removal: Methane, a flammable gas, is found in coal and associated strata. When coal is mined methane can be released in concentrations that can create a risk of explosion. To manage the risk, in all underground coal mines multiple layers of methane detection devices located on equipment and in specific areas of the mine are deployed. Also, we remove methane from our underground longwall mines prior to mining, then transport it to our Coal Gas Recovery Plant for processing and sale. In addition to the safety benefits, capturing and processing methane in this manner reduces greenhouse gas emissions and provides an additional source of energy and business opportunity (see page 19).
- Rescue teams: Alpha has award-winning rescue teams at the ready should there be a mining incident involving fire, explosion or a cave in. Our mine rescue teams, 23 teams that serve mines in Kentucky, Pennsylvania, Virginia and West Virginia, train and practice regularly to make sure they are fully prepared in the event of an accident. Federal law requires that teams train for a minimum of 96 hours yearly, and Alpha's teams regularly train for more hours than the law requires.

- Crisis Planning and Mobile Response Center: Alpha has a well-developed crisis communication program that exceeds those of our peers and is supported by a mobile facility that can reach the site of a crisis quickly, and provides effective communications capability with senior management and key players. A crisis response plan is tailored to each work location and provides a conceptual framework as well as detailed steps to be followed. The plan precisely documents the steps necessary to ensure the delivery of timely and accurate messages to employees' families, employees, government officials, community members, members of the media and other key stakeholder groups.

Safeguarding Miners' Respiratory Health

Historically, a serious miners' health concern has been the respiratory difficulties related to breathing in coal dust. A condition known as "black lung," or coal workers' pneumoconiosis, has been linked to the inhalation of respirable coal dust and other particles, to which underground coal miners are potentially exposed. There is no known treatment beyond reducing exposure.

To reduce miners' exposure to respirable coal dust, we provide, train in the use of, and encourage employees to use personal protective equipment such as respirators and air stream positive helmets. Also, we have introduced PDM (personal dust monitoring) devices which can be worn by individual miners to provide "real time" information about the air they are breathing, so they can position themselves to avoid the coal dust. Our goal is to see significant changes in behavior that we believe will ultimately lead to improved miner health. We've made a significant investment in evaluating this equipment and we have a plan to measure its effectiveness and to expand the program.



PDM 3600

Personal dust monitors provide "real time" air quality data so miners can avoid over-exposure to dust.

Upper Big Branch: Learning and Moving Forward

Alpha acquired Massey Energy on June 1, 2011, more than a year after the tragic explosion at Massey's Upper Big Branch Mine (UBB) on April 5, 2010. Since the acquisition, Alpha has cooperated fully with the United States Attorney's Office for the Southern District of West Virginia and the United States Department of Justice. We have also reached a comprehensive settlement with the Mine Safety and Health Administration. As part of the settlement, Alpha has committed $128 million to safety training and research. Additionally, Alpha agreed to pay $46.5 million in restitution to families of the 29 fallen miners and two other individuals affected by the UBB explosion.

Since acquiring Massey Energy this past June, Alpha has undertaken numerous activities that reinforce our commitment to safety, including:

- *implementing our behavior-based safety culture and accompanying training program,* **Running Right**, *at all former Massey operations. In the first four months after acquiring Massey, Alpha conducted over 60,000 hours of training as part of this effort, and safety performance has improved as a result;*
- *undertaking a second phase of training targeting employees with supervisory responsibilities, focused on* **Running Right** *leadership and safety compliance, including training for 1,450 supervisors since June 2011;*
- *conducting emergency response training for mine foremen, superintendents, safety staff and management at all our business units;*
- *devoting considerable resources to reviewing mine plans at all former Massey operations, including ventilation surveys and modeling at underground mine sites, as well as analysis of geological, structural and roof support.*

Alpha CEO Kevin Crutchfield said: "From the outset, Alpha has cooperated fully with all regulatory and enforcement agencies and we believe the agreements we've reached represent the best path forward for everyone. We're particularly pleased that a substantial portion of the settlement is going towards furthering miner safety, which has always been Alpha's guiding principle. We're mindful that the Justice Department investigation arose from a terrible tragedy which took the lives of 29 miners. Our thoughts will always be with the fallen miners and our sympathies with their families."

More information
http://alnr.client.shareholder.com/releasedetail.cfm?ReleaseID=630503

Alpha Rescue Teams and Individuals are *Leading Right*

In October 2011, Alpha entered several teams and individuals in the National Mine Rescue Competition held in Columbus, Ohio, and finished with very strong results. The Black Mountain White Team, an Alpha-affiliated team from Benham, KY, won the overall team competition while two others placed in the top 10 and seven finished in the top 25 for the overall competition.

More than 100 teams from across the country competed in the event, which also included team competition in "First Aid" and individual competition in "Bench" and "Preshift." Alpha's Southern West Virginia team finished fifth out of the 44 teams that participated in the First Aid competition and fourth in the "Combination" competition where Mine Rescue and First Aid scores are added together to get a combined score.

For the individual events, participants from Alpha and its affiliates further proved their mettle. Daniel "Speedy" Bragg, of Kingston Resources' White Team finished first and John Helmick, a member of the Cumberland Coal Resources, Inc. JC Team, finished second in the Draeger BG 4 unit Bench event, a timed competition where individuals' knowledge of a breathing apparatus is tested.

Three Alpha-affiliated benchmen finished with the best score in their state with Bragg receiving the West Virginia award, Helmick the Pennsylvania award and Tony Lloyd, from the Black Mountain White Team, winning the Kentucky first-place award. Jason Grasha, a member of the Cumberland Coal Resources JC Team finished eleventh in the Preshift contest and first among the Pennsylvania preshift competitors. Preshift competition tests knowledge and skills in evaluating a work area, including identifying and correcting potential hazards.

"We are very proud not only of how the 19 Alpha-affiliated teams performed for this important event, but also their dedication and professionalism in volunteering and training for a difficult job," said Alpha President Kurt Kost. "They take their jobs as mine rescue volunteers very seriously and this deserves recognition. This is **Leading Right.***"*

Improving Employee Wellness

One of the ways we practice ***Living Right*** is by offering "*Alpha Zone*," a health screening and wellness coaching program offered to all Alpha employees and their families. The program was launched in 2006 with the objective of helping our employees be healthy during their years with Alpha as well as their retirement.

In the past, we have seen a pattern of people using Alpha's health care benefits only when health issues arise. We are making a concerted effort to shift to a more proactive focus on health and wellness, to address issues before they become serious. Through *Alpha Zone*, we conduct health care screening directly at the worksites so that employees are better able to make use of the program. We also offer coaching and tools that enable people to continuously improve their overall health.

A significant percentage of Alpha employees are enrolled in the company's health care plan, including all hourly and salaried staff. In 2011, legacy Alpha employees and their spouses – a total of 5,568 people – made use of the *Alpha Zone* screening program. The *Alpha Zone* program has proved to be a vital screening and educational process by uncovering cases of prostate cancer, high blood pressure, diabetes, and other potentially serious health issues of workers and their family members. We have also seen consistent improvement in indicators of good future health, including reduced tobacco use, better eating habits, and less sleep-related stress.

As a part of ***Living Right***, we know there is much Alpha can do to support the health and wellness of our employees and their families, and we are continuing to develop the *Alpha Zone* program. Our aim for the future is to provide further opportunities to support the health of employees' children, as well as to integrate the *Alpha Zone* program with ***Running Right*** to leverage the many synergies between these two initiatives.

4,406
legacy Alpha employees used *Alpha Zone* health screens in 2011

Investing in Our People

Alpha's goal is to be an employer of choice, one that provides employees with challenging and satisfying work, rewards achievement, and encourages employee involvement. We seek to cultivate the skills required among potential new employees so that we can continue to grow our company.

With these goals in mind, Alpha has established a multi-faceted talent development program. We aim to ensure that today's employees have the technical and management skills to do their jobs well, and that the company has a strong pool of employees to work with in the future.

Developing New Leaders

Alpha has been a significant contributor to the Darden School of Business at the University of Virginia through a collaborative program offering current employees the opportunity to improve their business management and administrative skills. In 2011, 15 employees successfully completed the Executive Readiness Program and 25 employees successfully completed the Emerging Leaders Program.

Employee Turnover Rates

A significant issue for Alpha is our ability to retain employees. As we compete for talent, we must ensure we are doing everything we can to keep employees loyal. We measure our employee turnover rate and we report it proactively in every quarterly earnings call. In 2011, our voluntary turnover rate was approximately 8.5 percent as compared to approximately 4.86 percent in 2010. While our combined company experienced an increase in turnover, we have successfully reduced our post-acquisition turnover rate by 14 percent.



Recipients of Alpha scholarships from Abingdon High School in Virginia.

Talent Development at Alpha

To foster learning and development among current employees, Alpha supports a talent development program, "Alpha Learning," which offered 53 courses in 2011, in which 1,090 employees participated. These in-house, online, and classroom-based courses cover topics such as employee relations, finance, and project management. Based on the success of this program, we plan to continue growing the range of courses and the number of participants in coming years.

We also have several programs and partnerships to support our employees' skill and academic development, including:

- *A strategic partnership with local colleges to develop electrician apprenticeships.*
- *Our West Virginia operations have developed an electrician training program that has graduated nearly 500 certified electricians. We continue to support this program: we graduated 51 employees in 2011 and have another 75 enrolled.*
- *A partnership with Gillette College in Gillette, Wyoming to develop a two-year mining technician associate degree.*
- *Tuition reimbursements to employees that cover 100 percent of tuition costs for programs of study that relate to Alpha's business.*

Supporting the Workforce of Tomorrow

Looking ahead, we see an increasing need to cultivate potential employees with the skills required to succeed in the mining business. Our research tells us that the number of programs available – and by extension, the number of graduating students – is diminishing, while the need for people with this skillset and knowledge is growing. We have three main strategies to try to bridge this gap:

- *Scholarships: Alpha contributed nearly $300,000 in scholarships in 2011 to students in fields relating to the mining industry.*
- *University funding: In 2011, Alpha contributed $605,000 to postsecondary institutions offering mining programs including the University of West Virginia, University of Kentucky, Virginia Tech, Pennsylvania State University, and South Dakota School of Mines and Technology, with the aim of helping these programs to thrive.*
- *Internships: We regularly hire interns in order to expose younger workers to our industry. During the summer of 2011, we hired 62 interns in engineering roles.*

Our Environmental Stewardship

At Alpha, we believe that environmental stewardship is integral to safe, productive, and cost-effective operations. We also believe that finding solutions to environmental challenges creates value for our company – and helps ensure that coal can be an ever-cleaner part of the energy mix and a continued enabler of progress and prosperity around the world.



“Environmental stewardship is an integral part of ***Running Right*** at Alpha. Our goal, at the end of the day, is to minimize our environmental impact and to leave the land in at least as good a shape as we found it – or to improve it and increase its value for local stakeholders.”
Gene Kitts, *SVP Environmental Affairs*



Operating Responsibly and Finding Solutions

Alpha's approach to environmental stewardship is based on three pillars: our culture; a robust environmental management system to ensure compliance; and investments in technological solutions that help solve environmental challenges.

Running Right and Environmental Stewardship

At Alpha, we believe we have a duty to minimize our impacts on the land and water we share and the air we breathe. When we borrow land, we must restore and reclaim it for others to use. This philosophy underpins our commitment to being responsible stewards of the environment.

While ***Running Right*** initially focused on health and safety and continuous improvement, we have begun to apply the best practices we developed in building a strong safety culture to driving efficiency and managing environmental issues. In the near term, we will focus on enhancing and improving the environmental stewardship component of our larger ***Running Right, Leading Right*** and ***Living Right*** employee engagement and training effort.

7,401
acres hydroseeded

1.7
million trees planted in 2011

Image left: Ongoing restoration of an active mine site.

Alpha Supports Major Research Initiative on Coal and the Environment

In 2011, with the support of Alpha and other industry sponsors, the Appalachian Research Initiative for Environmental Science (ARIES) was launched to study the environmental impacts of the discovery, development, production, and use of energy resources in Appalachia.

Under the direction of the Virginia Center for Coal and Energy Research at Virginia Tech, ARIES will engage established researchers, representing an array of disciplines and expertise, from Virginia Tech, West Virginia University, University of Kentucky, Ohio State University, University of Pittsburgh, Pennsylvania State University, and the University of Pennsylvania. ARIES will initially focus on the coal industry, conducting scientific inquiry and research, publishing findings, and disseminating research results to all stakeholders.

The industry partners are committed to the goals of ARIES and the need to employ the best science to ensure the long-term health of the environment and communities throughout Appalachia. While ARIES is funded by industry, the research will be led, conducted and reviewed by members of the consortium, independent of the corporate sponsors.

At Alpha, we believe that robust scientific research on natural resources, safety, and environmental issues is a key way to sustain the viability of our industry. Sound scientific evidence about the impacts of mining enables sound policy decisions that support jobs and energy security while maintaining the health and well-being of the environment and communities of Appalachia. ARIES will provide the needed research to make that happen, and we are proud to be a sponsor.


More information
www.energy.vt.edu/ARIES/

Environmental Management and Compliance

In practice, ***Running Right*** means that compliance with all applicable environmental regulations is our baseline, and we are committed to meeting or going beyond compliance in all our operations.

We take a science-based approach to environmental management and have a robust governance structure and set of policies, standards and processes aimed at avoiding or mitigating our environmental impacts. To monitor our performance, we conduct regular internal and independent external audits. During 2011 we conducted 4,900 internal compliance reviews of permits and external audits of 53 locations covering 373 permits. When our performance does not meet our standards, we hold ourselves accountable and communicate transparently with regulators, where applicable, and other interested stakeholders. Any non-compliant findings from the audits are promptly addressed and corrective action plans are developed. We also conduct follow-up investigations to confirm corrective actions have been taken.

As our industry is highly regulated, one of the indicators of our performance is compliance with applicable environmental regulations. Our environmental management system is designed to help us identify and address potential issues before incidents occur, but in some cases our performance has fallen short of that goal. In 2011, Alpha had a total of 279 environmental violations across our operations, resulting in our being required to pay approximately $180,700 in fines. The company reviews violations and develops root cause-based action plans to avoid similar incidents in the future.

Investing in Technological Solutions

Through our sustainable business practices function, Alpha identifies, develops or invests in next-generation technologies aimed at mitigating or eliminating key current or emerging operational or commercial risks facing our company – which in many instances, have an environmental component. Since January 2010, Alpha has spent approximately $33 million on research and development and equity investments in coal-related technology companies to address issues ranging from improved water treatment to reduced carbon emissions.

We focus on synergies: solutions that align with our business strategy and core competencies, while also addressing risks facing Alpha and its customers. Through these investments, Alpha is both growing commercial value for the company and helping solve environmental challenges.

Addressing Environmental Issues Across the Value Chain

At Alpha, ***Running Right, Leading Right*** and ***Living Right*** means we manage environmental issues across the entire coal value chain. We actively manage the issues and impacts that are within our direct control – namely our mining and processing operations. We also work to influence outcomes in areas that are outside of our control – such as end use – where we can create value for our company.

Key Alpha Actions and Technological Solutions by Phase

- 99.7% water quality compliance rate in 2011.
- Developing and implementing new waste water treatment technology.
- Energy efficiency efforts: 1 BTU consumed for every 145 BTUs' worth of coal produced.
- 3.4 billion cubic feet of coal mine methane captured and sold in 2011.
- Launched pilot project to convert haul trucks to use liquefied natural gas.
- Recycled 15,027 tons of metal and 909,117 gallons of used oil during 2011.
- Developing and implementing industry-leading mine land restoration techniques.
- Planted 1.7 million trees and hydroseeded more than 7,400 acres.

1 Active mining and restoration

- Investigating carbon capture technologies aimed at sequestering carbon in products.
- Exploring coal conversion technologies to oil and various fuels.
- Invested in technology to convert fly ash into cement.

4 End use


2 Processing
Exploring technology to reduce waste from processing facilities and reclaim coal from older waste impoundments.
3 Transportation
Constructed 2.5-mile overland conveyor in Wyoming to reduce truck traffic and related emissions.


More information: the surface mining process, impacts and oversight
www.truthaboutsurfacemining.com, an online resource center developed by Alpha.



99.7%

water quality compliance rate

Water quality compliance rate is measured by the number of times a sample exceeds the permitted level divided by the total number of samples taken.



In 2011, Alpha started a pilot project to test the feasibility of modifying truck engines to burn a mixture of diesel and liquefied natural gas, which could reduce fuel consumption and emissions by 15–20 percent. (Additional details found on page 20.)

Managing Issues During Active Mining and Restoration

Alpha employs a range of strategies to manage and mitigate potential environmental impacts throughout the planning, engineering, operating, and restoration phases of a mine's life cycle.

Protecting Water Quality

Protecting and preserving the quality of the ground and surface water around our operations is one of our key areas of environmental focus. Alpha has regulatory permits in place governing all discharges of water. Our environmental management procedures are designed to ensure that operations discharge water only within permitted thresholds. In 2011, Alpha's water quality compliance rate was 99.7 percent.

Alpha has a zero tolerance policy on black water discharges, which is water that contains fine coal particles and has a visible impact on the receiving stream, though in 2011 we had two minor incidents in which black water was discharged. In both instances, Alpha's response was immediate, and the violations were lifted by local regulators as a result of the company's quick response and the minimal impact the releases had on the receiving streams. No further mitigation was required. Nonetheless, Alpha installed a replacement slurry line with enhanced capabilities that we believe dramatically reduces the risk of similar incidents in the future.

Additionally, in 2011 Alpha settled litigation regarding selenium exceedances by paying $4.5 million in civil penalties and committing to install new water treatment solutions at three of its operating entities.

In addition to managing water quality in our ongoing operations, Alpha is investing in waste water treatment technologies designed to further minimize potential impacts on water quality from our own and our customers' operations. For example, Alpha has partnered with CBA Environmental Services, Inc. (CBA) in the development of CBA's proprietary technology for the removal of selenium in water that is discharged into streams near surface mines. We believe that this technology can be deployed at less than half the cost of other water treatment processes commonly used today.

Alpha successfully tested this technology at our Pax mine near Beckley, WV. At our Mammoth mine near Charleston, WV, we are currently building the first large-scale plant using the technology, with a capacity of 100 gallons per minute. We expect this technology to be useful to our power-generating customers, as well. Because of its wide applicability and anticipated cost-effectiveness, there is considerable potential for uptake of this technology: we estimate it could be used to treat approximately 100 billion gallons of waste water annually in the United States.

Increasing Energy Efficiency and Reducing GHGs

Producing energy requires using energy. At Alpha, our goal is to maximize the net energy we provide to the world – which means maximizing our coal output, while minimizing our own energy consumption.

In 2011, we continued efforts begun the previous year to conduct formal energy audits at key facilities. By the end of 2011, we had conducted audits at 22 of our sites that, together, represented about 80 percent of Alpha's total electric power consumption during the year. We identified significant potential savings related to our power and fuel consumption. The information from these audits has enabled us to better analyze our energy use. It has also helped us identify efficiency opportunities and spread best practices across our operations, such as improving the winter heating efficiency of our coal preparation plants and better managing power demand.

To help us better track our energy-efficiency efforts over time, we have developed an Alpha energy intensity ratio which compares the amount of energy we consume to run our operations (including electricity, natural gas, diesel, and other energy inputs) to the energy our customers can produce by using our products. In 2010 (the most recent year for which data is available), we consumed an average of one BTU for every 145 BTUs' worth of coal we produced.

While Alpha has assessed greenhouse gas (GHG) emissions from our operations in previous years, in 2010 we conducted a more comprehensive and precise GHG inventory covering all of our assets. The inventory was designed to enable us to better understand our overall carbon footprint and the sources of our emissions, and set a baseline for future reporting. In 2011, we initiated an effort to integrate data from our newly acquired assets into an updated, enterprise-wide GHG inventory, though that data was not available at the time of publication of this report. In 2010 (the most recent year for which data is available), Alpha's total GHG emissions were approximately 2.9 million metric tons of carbon dioxide equivalents (CO_2e)[4].

The most significant source of GHG emissions from our operations was geologically stored methane (CH4), which is liberated during the coal extraction process. This liberated methane accounted for 55 percent of our total GHG emissions in 2010 (see GHG Emissions by Source chart above). Alpha has long managed methane as a safety issue as well as a potential source of additional energy and a business opportunity. As such, we have been a leader in developing and advancing technology to enable the successful recovery, processing and sale of coal mine methane. Using surface directional wells, we are removing methane, transporting it to our Coal Gas Recovery Plant for processing, and injecting it into gas transmission lines for sale. In 2011, Alpha recovered 3.4 billion cubic feet of methane from our longwall mines in Pennsylvania, which we then sold, rather than vented and wasted. As a result of these methane recovery efforts, the equivalent of nearly 1.2 million metric tons of CO_2 was avoided, which is roughly equal to the annual greenhouse gas emissions of more than 225,000 passenger vehicles.

GHG Emissions by Source
Percent



- Fugitive emissions (methane) 55.02%
- Mobile sources 19.23%
- Indirect emissions 18.90%
- Other 6.85%

Other includes emissions from pipeline gas, stationary combustion, explosives and refrigerants.

145
BTUs produced for every one BTU consumed

3.4 bn ft³
of methane captured, equivalent to the annual GHG emissions of more than 225,000 cars

4 This figure was developed in accordance with the Mandatory Reporting Rule in 40 CFR Part 98 as issued by the U.S. Environmental Protection Agency and contemplates additional guidance from the U.S. Department of Energy's Technical Guidelines for the Voluntary Reporting of Greenhouse Gases (1605(b)).



Alpha's Award-Winning Restoration

Alpha's restoration of the Black Bear No. 1 and No. 4 surface mines in Virginia is a powerful demonstration of how a thoughtful, science-based approach to restoration can help return land once used for mining to a diverse ecosystem and healthy natural environment. Concurrent with and immediately following completion of mining operations (which took place between 1997 and 2004), Alpha undertook an innovative, industry-leading effort to restore the Black Bear sites to a combination of unmanaged forest, managed forest, fish and wildlife habitat, and wetlands. The combination of these land uses was designed to offer diverse habitat for wildlife, provide sufficient ground cover to control erosion and create high-quality commercial timber resources. The sites were reclaimed using the Forestry Reclamation Approach (FRA), which is a specific, proven approach that includes reforestation with native species. Alpha has been an industry leader in encouraging the use of FRA as a standard practice on mine sites. Natural Stream Restoration techniques were also used on both of the mine sites. In fact, Black Bear's stream channel mitigation project was the first-ever stream channel built on a coal mine site in Virginia using natural reconstruction techniques. Both sites have won multiple state, regional, and national awards for the exceptional mined land restoration efforts. In addition, Alpha's restoration efforts at these sites were featured on the Discovery Channel.


More information
www.truthaboutsurfacemining.com

Mobile sources, such as heavy equipment and trucks used at our mines, were the second most significant source of GHG emissions from our operations, accounting for 19 percent of our total GHG emissions in 2010. In 2011, Alpha initiated a $1 million pilot program at our Belle Ayr mine in Wyoming to test the feasibility of modifying haul truck engines to burn a mixture of diesel fuel and liquefied natural gas (LNG). Laboratory tests indicate that the substitution of up to 50 percent LNG in diesel engines has the potential to reduce fuel consumption and engine emissions by 15–20 percent. Testing is expected to be completed in mid-2012 and, if successful, the program will be rolled out to other mine locations.

Minimizing Waste and Recycling

Alpha takes steps to minimize the waste we generate as part of our direct operations, and to recycle where appropriate. Our recycling efforts are focused on materials with the highest re-sale value or disposal costs, such as scrap metal, used oil, batteries, tires and rubber conveyor belts. In 2011, we recycled 15,027 tons of scrap metal and 909,117 gallons of used oil.

Restoring Land and Creating Value for Landowners

Alpha takes our obligation to restore the land we use for our mining operations extremely seriously, not only because it is required by law, but also because it is an essential part of our commitment to be responsible stewards of the environment. Mining companies frequently lease the land on which the mines are located. In Alpha's case, approximately 75 percent of our operations take place on land that we lease. Often, the landowners seek a higher value use for their land post-mining, which is facilitated by the creation of flat parcels. The land is then able to be developed for a variety of uses. Alpha's responsibility is to always restore the land we use to its pre-mining condition or an alternative requested by landowners and agreed to by regulators.

We integrate land restoration considerations and activities throughout the life cycle of a mine, from the planning stage through to eventual restoration. We are committed to applying – and helping to further develop – the highest quality, science-based mined-land restoration techniques. For example, we have been an industry leader in developing, applying, and encouraging broader adoption of the Forestry Reclamation Approach (FRA), which is a specific, proven technique for efficiently and effectively restoring native hardwood species in previously mined areas. Our efforts at our Black Bear No. 1 surface mine have raised the bar for restoration practices by following the FRA (see Alpha's Award-Winning Restoration, on page 20).

We are also a proud member of the Mine Land Stewardship Initiative (MLSI), a collaborative effort convened by the Appalachian Wildlife Foundation in 2010 that includes coal and electric utility companies, mineral owners, coal operators, conservation organizations, scientists, and other partners. The goal of the MLSI is to develop voluntary performance standards for conservation and restoration of mined land that exceed federal and state regulations and can be used for third-party certification to ensure performance. In addition, we collaborate with educational institutions, such as Virginia Tech, to identify new and evolving techniques for land restoration. We also partner with a variety of other organizations on a range of restoration projects, such as The Nature Conservancy, The Clinch-Powell Clean Rivers Initiative, and the Powell River Project.

In 2011, as part of our restoration efforts, we planted more than 1.7 million trees and hydroseeded more than 7,400 acres (or more than 322.4 million square feet). As a result of our commitment to comprehensive, high-quality restoration, Alpha has received numerous awards for our efforts over the last several years, including top national awards from the Interstate Mining Compact Commission (see www.alphanr.com/environment/achievements for the full list of awards Alpha has received).

Surface Mining in Mountainous Regions

Mountaintop mining is a form of surface mining in mountainous regions that involves removing and relocating overburden to access multiple coal seams. This form of mining has potential impacts on water quality and other ecosystems, as well as visual and other impacts on local landscapes.

Many of the stakeholders we interviewed to validate our materiality assessment (see the inside front cover) identified mountaintop mining as an issue of concern to them. In addition, Alpha has engaged with numerous other stakeholders and concerned citizens on the issue of mountaintop mining, and we respect their concerns. In engaging with stakeholders, Alpha has emphasized that we apply strict environmental standards designed to minimize our impacts across all our operations, and that we take numerous steps to mitigate environmental harm before, during and after a mine's operation. We believe that by applying these standards, surface mining in mountainous regions can be performed responsibly and in a way that minimizes environmental impacts. While we appreciate that this form of mining disrupts the landscape during the active phase of the mine, we work to control and mitigate impacts in the short term, and restore the land to the landowners' specifications in the long term. In some instances, landowners or local communities – often via public–private partnerships – are using post-mined land for commercial or residential developments, schools, hospitals, airports, roads and other purposes aimed at diversifying and revitalizing their local economies. In fact, landowners and other local stakeholders routinely cite substantially increased value of their land post-restoration.





Alpha is pursuing the re-processing and use of waste material from coal preparation plants, such as the one above, and waste coal impoundments.

Reclaiming Coal Waste from Processing Facilities

Finding ways to effectively manage or find productive uses for the tailings from our preparation plants – one of our most significant waste streams – is a key area of focus for Alpha. The ability to permit new areas to dispose of the waste from these plants is a risk for our Appalachian mines. Alpha is investigating technology that will reduce the amount of waste material that is typically placed in slurry impoundments, while simultaneously reducing the need to create new impoundments. This has the potential for both significant societal benefits and cost reductions. Additionally, because metallurgical coal has a high value, we can revisit older slurry impoundments, created when coal cleaning technology was less sophisticated, to extract the coal that was disposed of as waste. We are currently funding a project to extract valuable coal from an older impoundment, to be blended and sold into the metallurgical coal marketplace. With some additional pilot testing, the extractive process can also be applied to steam coal refuse.

Addressing Transportation Impacts on Communities and the Environment

Alpha transports coal from our mines to our processing facilities and to our customers in a variety of ways, including by truck, train and ship. In addition to potential environmental impacts, these transportation activities affect local communities by contributing to noise, traffic and dust. Our objective is to transport coal in the most efficient, cost-effective way, while also minimizing the impacts on the environment and communities. Meeting these criteria is often mutually reinforcing. For example, in 2007 Alpha installed a $40 million, 2.5-mile overland conveyor at the Belle Ayr mine in Wyoming. Today, about 95 percent of Belle Ayr's coal is delivered to the rail loadout on the conveyor, which cuts back on truck traffic and related emissions, as well as fuel costs.

Helping Address the Impacts of Coal Use

While Alpha's operations extend only through the mining and restoration and processing phases of the value chain, we nonetheless believe we have an opportunity to create value for our company by working closely with our customers to help address environmental risks related to the use of coal-fired electricity generation.

Reducing Emissions from Coal-Fired Electricity Generation

Technological advances have significantly reduced the emissions of sulfur oxides (SOx), nitrogen oxides (NOx), volatile organic compounds (VOCs) and carbon monoxide (CO) – as well as mercury, arsenic and traces of other metals and particulate matter – from coal-fired power plants. According to the National Mining Association, since 1980, coal use for power generation in the

United States has increased by over 75 percent. At the same time, emissions of sulfur dioxide (SO_2) and NOx have collectively declined by 40 percent.

Nonetheless, the impact of coal-fired power plants on local air quality continues to be the subject of public debate. More than 60 percent of Alpha's reserves have a sulfur content of less than one percent, which results in fewer emissions when burned. Additionally, Alpha works with our customers to help them continue to reduce their emissions.

Finding ways to effectively manage carbon emissions will be an essential part of the coal industry's future. Alpha has participated in research on carbon capture and storage technologies, and we believe there are opportunities to capture carbon in even safer, more economical ways than have been demonstrated to date. Additionally, we see opportunities to put captured carbon to productive use by sequestering it in products rather than simply storing it in deep underground reservoirs. We are exploring a range of innovative technologies designed to make this a reality.

In addition, Alpha is exploring coal conversion technologies, which are designed to transform relatively low-value steam coal into transportation fuel or other products with higher value. Our interest is in converting coal into replacements for petroleum-based liquid fuels and chemicals, and to do so with lower carbon intensity than gasification-based technologies – and in the process lower life cycle carbon emissions. We believe these technologies offer significant opportunities for positive business impacts, CO_2 emission reductions, and national security benefits.

Creating a Valuable Product from Waste

Alpha has also undertaken efforts to help our customers minimize or more effectively manage the waste produced by coal-fired electricity generation. For example, we have made a strategic equity investment in CeraTech, a company that has revolutionized the conversion of fly ash – a by-product of coal combustion – to cement. Unlike the traditional high-temperature, kiln-based process which utilizes relatively small amounts of fly ash in the cement mixture, CeraTech's cement is comprised of 95 percent fly ash and 5 percent additional chemicals. This cement has superior strength, durability and cure times compared to the more conventional Portland cement, and it can utilize the same distribution channels. Because the cement is formed at ambient temperatures, no CO_2 is produced in the manufacturing process. In fact, for every ton of Portland cement replaced by CeraTech's cement, one ton of CO_2 emission is avoided. If all of the 70 million tons of annual production of fly ash in the United States were converted to cement in this way, about 70 percent of domestic cement demand could be satisfied with a corresponding 70 percent reduction in CO_2 emissions from U.S.-based cement production. In addition, a ton of CeraTech cement diverts approximately 1,800 pounds of landfill waste.

Coal, Climate Change and Public Policy

In recent years, the role of coal mining and coal-fired power generation in climate change has been the subject of considerable focus among policymakers and the public. Alpha understands the importance of concerns about climate change in shaping our markets and our regulatory operating environment. We are committed to playing a constructive role in helping develop sound legislative and regulatory approaches to this important issue. Our stance is consistent with the one articulated by the National Mining Association. Alpha believes that the world's growing energy needs require a "basket" energy policy that includes an emphasis on energy efficiency and a balanced portfolio of fossil fuel, nuclear and renewable energy sources. As an abundant, reliable, low-cost energy source, coal has been, and will continue to be, a key part of the energy mix and an essential tool for fueling progress around the world. At the same time, we know that we need to continue to make coal an ever-cleaner energy source for the future. Alpha is working to better understand and track our GHG emissions, to use energy more efficiently in our operations, and to assist our customers in reducing their emissions. We are actively engaged in research and development that demonstrates carbon capture and storage, and other clean coal technologies. In addition, we are exploring and investing in new technologies designed to put captured carbon emissions to safe and productive use, as well as other technologies that would reduce the overall life cycle emissions of fossil fuel usage.



More information
www.nma.org/pdf/073108_climate_change.pdf

One
ton of CO_2 emissions avoided for every ton of conventional cement replaced with CeraTech cement

Our Communities

Our approach to community engagement is an extension of ***Running Right, Leading Right*** and ***Living Right***. We all have a role to play in being a good neighbor, creating meaningful economic activity and providing support to organizations benefitting our communities.


FEEDING AMERICA
Southwest Virginia
FEEDING AMERICA
Southwest Virginia

" Most of us here in management with Alpha grew up in the community – in the coal fields – and we continue to live and reside in the communities where the work is going on. We live here every day, we go to the grocery store, the football games. We're locals. We're a large company, but we're a local company. It keeps us honest."
Michael Quillen, *Chairman of the Board (2006–2012)*



Investing in Our Communities

Alpha is committed to supporting, investing in, and being responsive to the communities in which we live and work. We focus on three main areas: striving to be a good neighbor by managing our impacts on local communities, supporting local organizations through corporate and employee giving and contributing to the economic development of the communities where we operate.

The following pages provide highlights of Alpha's community activities. Additional information about our community programs can be found on our website.


More information
www.alphanr.com/community

Protecting and Responding to Local Communities

Alpha's focus on ***Running Right, Leading Right*** and ***Living Right*** extends beyond our four walls and into the communities where we work. Operating responsibly is a vital principle of our business, and also a key issue for the communities where we operate. This starts with our unwavering commitment to operating safely, which is an essential part of taking care of not only our employees, but also the people who live in the communities where we operate.

Our objective is to maximize our positive impact on local communities and minimize any negative impact. For example, we have routine processes for suppressing the dust that is generated by our operations. Further, as part of our effort to integrate new assets into our portfolio following our acquisition of Massey, we launched an effort to systematically assess slurry impoundments to ensure they are sound and meet the highest safety standards.

Additionally we have an open door policy and a whistle blower hotline for employees and the general public, and we seek to engage with key stakeholders on issues of relevance to our communities on a regular basis.

Image left: By supporting Feeding America Southwest Virginia, we are reaching out to those in need in the communities where our employees live and work. In 2010 our contributions helped purchase refrigerated trucks that deliver food to hunger-relief agencies.

Our Approach to Community Giving

Working to make a difference in the communities where we operate and in the lives of our neighbors has been part of Alpha's culture from the beginning. It is part of our Code of Business Ethics, and a natural extension of **Running Right, Leading Right** *and* **Living Right.**

Through charitable donations and volunteering, we give back to the communities where we live and work. In 2011, Alpha invested $7.7 million in more than 1,000 community organizations through charitable contributions. Priority emphasis is placed on organizations that support four key areas:

- **Human Services:** *addressing the needs of the less fortunate in our communities, we support organizations and programs that work to improve the quality of life for those in need, with a specific focus on compassionate health care, emergency services, food for families, and emergency fuel and weatherization programs. We also assist health agencies that serve the elderly and those in need of medical attention who cannot afford proper medical care.*
- **Social Development:** *strengthening the ties with our communities, Alpha supports organizations that build youth leadership skills, as well as programs promoting drug and alcohol resistance.*
- **Education:** *promoting excellence in education, Alpha supports all levels of instruction, including K-12, undergraduate, graduate, continuing education and technical programs, with an emphasis on energy education and helping develop America's next generation of mining engineers.*
- **Arts/Culture:** *recognizing and embracing the diverse interests of employees and the communities where we live and work, we support regional museums, events promoting local heritage and traditions, as well as centers for the arts and culture. We place special emphasis on increasing children's access to the arts.*

Total Community Investment in 2011
Percent



- Human Services **52%**
- Social Development **25%**
- Education **19%**
- Arts/Culture **4%**

Total: $7,729,493

Highlights of our 2011 Community Giving

Volunteer Fire Departments

Alpha supports numerous volunteer fire departments that provide services within regions where Alpha operates. We believe these organizations represent a critical strength for local communities, and we hear from many of our employees that they matter to them, making them an obvious choice for our employee-directed donations.

Crossroads Medical Mission

Alpha supports Crossroads Medical Mission (CMM) which provides free, primary and urgent health care access to uninsured and underinsured individuals living in Southwest Virginia and Northeast Tennessee through a mobile medical clinic. In addition to health care services, CMM is able to provide prescriptions, lab work, and dental and medical referrals at no cost to patients.


CROSSROADS

American Red Cross

Alpha supports The American Red Cross in providing domestic disaster relief; community services that help the needy; support and comfort for members of the military and their families; and the collection, processing and distribution of lifesaving blood and blood products.

In 2011 Alpha and our employees donated to the American Red Cross Mountain Empire Chapter in support of the disaster relief effort after the devastation caused to homes and property by the tornado that struck Southwest Virginia and Northeast Tennessee.

Habitat for Humanity

Alpha supports Habitat for Humanity, which is a partnership program between homeowners, volunteers and donors to build affordable housing for those in need. In 2011, Alpha financially supported the development of three homes and assisted with the construction process for one additional home. Approximately 50 employees volunteered eight hours of paid time off to help build a home in Washington County, VA for a family that lost its home in a tornado.



Alpha Natural Resources Center for Interventional Cardiology

Alpha funded the construction of an additional 5,000 square feet at the Bristol Regional Medical Center to create the Alpha Natural Resources Center for Interventional Cardiology. The center is focused on fighting heart disease, which is the leading cause of death in the U.S. and is particularly prevalent in Appalachia. Alpha's support of this facility further underscores our commitment to promoting high-quality health care where we operate.



Employee Engagement in Community Giving

Alpha's Community Involvement Program is directed by representatives from each of our 12 business units. Drawing on input from management and other employees, these Community Involvement coordinators have decision-making authority in their local areas.

The strength of this approach is that it enables our employee base to identify and support local organizations – from volunteer fire departments to Habitat for Humanity – in a way that would be difficult to do if the program were solely directed from the corporate level. While the company provides general guidelines to ensure that donations made on behalf of Alpha align with our values, we encourage employees to choose and engage with organizations working to meet the unique needs of their local communities.

In 2011 Alpha invested **$7.7** million in more than 1,000 community organizations

River's Way

River's Way serves youth from disadvantaged families and in residential treatment programs, as well as youth and adults with disabilities. Alpha supports River's Way, which operates Project LEAP (Learning Through Experiential and Adventure Based Programs) in 17 schools in five school districts. River's Way also runs weekend respite camps for adults with disabilities and summer camps for youth with disabilities.

CEDAR

Alpha is proud to support Coal Educational and Development Resource, Inc. (CEDAR), a volunteer, not-for-profit corporation dedicated to educating children in Eastern Kentucky and Southwest Virginia about coal and the benefits the coal industry provides. CEDAR provides financial resources and education materials to schools as part of its goal to enable citizens to form a knowledgeable and unbiased opinion of the coal industry.



Alpha's 2011 United Way Campaign

Each year Alpha encourages employees who work in our corporate office to participate in our campaign in support of the United Way of Russell and Washington Counties in Virginia, through both fundraising activities and volunteering at a United Way funded agency.

Alpha is one of this United Way chapter's corporate partners, helping them to provide support and awareness for critical issues such as health care, education for adults and children, and the rising number of working people living on the edge of poverty. In 2011, employee and corporate contributions to United Way of Russell and Washington Counties represented the largest single gift to the agency last year.



Employees volunteer at a local United Way agency, a food pantry that serves 800 families a month.

More information about Alpha's community programs
www.alphanr.com/community

Mingo County Comprehensive Central High School

As part of a public–private partnership, Alpha helped build a section of the King Coal Highway in Southern West Virginia. One of Alpha's subsidiaries extracted the coal exposed during the construction of the road, while also building the rough grade and road bed. In further support of this project, Alpha donated a building site for a new comprehensive high school in Mingo County, WV.



Bristol Public Library Summer Reading Program

Each year, Alpha supports the Bristol Public Library Summer Reading Program, a six-week program designed for schoolchildren of all ages to promote reading during the summer months when school is not in session. Along with a financial contribution, Alpha employees also volunteer time to read to the children.



Barter Players

Alpha supports The Barter Players, which presents professional theatre productions, including age-appropriate productions for youth from grade school to high school. The Players also include educational programs in their core mission, and concentrate on rural areas within the coal field communities. For many students, it's their only access to live theatre. Annually, more than 60,000 young people enjoy Barter Player performances on tour and on their home stage at Barter Theatre in Abingdon, Virginia.

Running Right, Leading Right, Living Right



Company Headquarters: One Alpha Place, PO Box 16429, Bristol, VA 24209

FORWARD-LOOKING STATEMENTS: Statements in this document that are not historical statements of fact are forward-looking statements as defined by federal securities laws. Actual results may differ materially. Factors that may contribute to such differences are detailed under the caption "Risk Factors" in Alpha's SEC filings. These forward-looking statements speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible to predict these events or how they might affect the company. Alpha does not intend to update any forward-looking statements that may be in this document. In light of these risks and uncertainties, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement may not occur.


RECYCLED
Paper made from recycled material
FSC
FSC® C007915

Printed on revive Pure White Silk a recycled paper produced using 100% recycled waste at a mill that has been awarded the ISO 14001 certificate for environmental management.
Written by BuzzWord. Designed and produced by Flag.

www.alphanr.com



We welcome your feedback
Please email us at
sustainability@alphanr.com

Exhibit C

10-K 1 a11-29882_110k.htm 10-K
Table of Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-32331



ALPHA NATURAL RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**42-1638663** (I.R.S. Employer Identification Number)
One Alpha Place, P.O. Box 16429, Bristol, Virginia (Address of principal executive offices)	**24209** (Zip Code)

Registrant's telephone number, including area code:
(276) 619-4410

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

Table of Contents

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

Federal, state and local authorities regulate the United States coal mining and oil and gas industries with respect to matters such as: employee health and safety; permitting and licensing requirements; emissions to air and discharges to water; plant and wildlife protection; the reclamation and restoration of properties after mining or other activity has been completed; the storage, treatment and disposal of wastes; remediation of contaminated soil; protection of surface and groundwater; surface subsidence from underground mining; the effects on surface and groundwater quality and availability; noise; dust and competing uses of adjacent, overlying or underlying lands such as for oil and gas activity, pipelines, roads and public facilities. Ordinances, regulations and legislation (and judicial or agency interpretations thereof) with respect to these matters have had, and will continue to have, a significant effect on our production costs and our competitive position. New laws and regulations, as well as future interpretations or different enforcement of existing laws and regulations, may require substantial increases in equipment and operating costs and may cause delays, interruptions, or a termination of operations, the extent of which we cannot predict. We intend to respond to these regulatory requirements and interpretations thereof at the appropriate time by implementing necessary modifications to facilities or operating procedures or plans. When appropriate, we may also challenge actions in regulatory or court proceedings. Future legislation, regulations, interpretations or enforcement may also cause coal to become a less attractive fuel source for our customers due to factors such as investments in pollution control equipment necessary to meet new and more stringent air, water or solid waste requirements. Similarly, coal may become a less attractive fuel source for our customers if federal, state or local emissions rates or caps on greenhouse gases are enacted, or a tax on carbon is imposed, such as those that may result from climate change legislation or regulations. As a result, future legislation, regulations, interpretations or enforcement may adversely affect our mining or other operations, or our cost structure or may adversely impact the ability or economic desire of our customers to use coal.

We endeavor to conduct our mining and other operations in compliance with all applicable federal, state, and local laws and regulations. However, due in part to the extensive and comprehensive regulatory requirements, violations occur from time to time. It is possible that future liability under or compliance with environmental and safety requirements could have a material effect on our operations or competitive position. Under some circumstances, substantial fines and penalties, including revocation or suspension of mining or other permits or plans, may be imposed under the laws described below. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Table of Contents

agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority with primacy and issues the permits, but the OSM maintains oversight. SMCRA stipulates compliance with many other major environmental statutes, including the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act ("RCRA") and Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"). SMCRA permit provisions include requirements for, among other actions, coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; mitigation plans; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation. The permit application process is initiated by collecting baseline data to characterize adequately the pre-mine environmental condition of the permit area. This work includes surveys of cultural and historical resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology, and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mining and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mining and reclamation plan incorporates the provisions of SMCRA, the state programs, and the complementary environmental programs that affect coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land.

Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine. Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review and technical review. Proposed permits also undergo a public notice and comment period. Some SMCRA mine permits may take several years or even longer to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public and other agencies have rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.

Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The AML, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed prior to 1977 when SMCRA came into effect. The current fee is $0.315 per ton on surface-mined coal and $0.135 on deep-mined coal from 2008 to 2012, with reductions to $0.28 per ton on surface-mined coal and $0.12 per ton on deep-mined coal from 2013 to 2021.

In December 2008, the OSM issued revisions to its Stream Buffer Zone Rule under SMCRA. The revisions allow disposal of excess spoil within 100 feet of streams if the OSM makes findings of impact minimization that overlap findings required by the COE in administration of the Clean Water Act Section 404 permit program. In April 2010, as initial steps toward issuing a new Stream Protection Rule under SMCRA, the OSM commenced a pre-rulemaking information gathering process and solicited public comment on a notice of intent to conduct an environmental impact study. The OSM reports that the options under consideration for the new rule include requiring more extensive baseline data on hydrology, geology and aquatic biology in permit applications; specifically defining the "material damage" that would be prohibited outside permitted areas; requiring additional monitoring during mining and reclamation; establishing corrective action thresholds; and limiting variances and exceptions to the "approximate original contour" requirement for reclamation. In a settlement agreement with environmental groups that filed legal challenges seeking to invalidate the 2008 rule, the OSM agreed to issue a new proposed rule in 2011 and a final rule in 2012; however, the OSM has not yet issued the proposed rule. In addition, legislation has been introduced in Congress in the past and may be introduced in the future in an attempt to preclude placing any fill material in streams. Implementation of new requirements or enactment of such legislation would negatively impact our future ability to conduct certain types of mining activities.

Surety Bonds

Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, water treatment, federal and state workers' compensation costs, obligations under federal coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. We cannot predict the ability to obtain or the cost of bonds in the future.

Greenhouse Gas Emissions Impact Initiatives

One major by-product of burning coal and all other fossil fuels is the release of carbon dioxide ("CO_2"), which is considered by the U.S. Environmental Protection Agency (the "EPA") as a greenhouse gas ("GHG"). CO_2 is perceived by some as a major source of concern with respect to global warming. Methane, which must be expelled from our underground coal mines for mining safety reasons, also is classified as a GHG. Although our gas operations capture some of the coalbed methane in several of our operations, most is vented into the atmosphere when the coal is mined.

Considerable and increasing government attention in the United States and other countries is being paid to reducing GHG emissions, including CO_2 emissions from coal-fired power plants and methane emissions from mining operations. Although the United States has not ratified the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change ("UNFCCC"), which became effective for many countries in 2005 and establishes a binding set of emission targets for GHGs, the United States is actively participating in various international initiatives within and outside of the UNFCCC process to negotiate developed and developing nation commitments for GHG emission reductions and related financing. In particular, the Durban Platform for Enhanced Action, as agreed to by the United States and 193 other countries in December 2011 at the 17th UNFCCC, calls for a second phase of the Kyoto Protocol's GHG emissions restrictions to be

Table of Contents

effective through 2020 and for a new international treaty to come into effect and be implemented from 2020. Any international GHG agreement in which the United States participates, if at all, could adversely affect the price and demand for coal in the United States.

In addition to possible future U.S. treaty obligations, regulation of GHGs in the United States could occur pursuant to new or amended federal or state legislation, including but not limited to regulatory changes under the Clean Air Act, state initiatives, or otherwise. At the federal level, Congress actively considered in the past, and may consider in the future, legislation that would establish a nationwide GHG emissions cap-and-trade or other market-based program to reduce greenhouse gas emissions. There are other types of legislative proposals that would promote clean energy that Congress has also considered in the past, and is currently considering. Many of these proposals would tend to favor fuels that have a lower carbon content than coal, but such proposals also incent the construction and development of carbon capture and sequestration plants as well as other advanced coal technologies. We cannot predict the financial impact of future GHG or clean energy legislation on our operations or our customers at this time.

The EPA also is implementing plans to regulate GHG emissions. In October 2009, the EPA published its final Mandatory Greenhouse Gas Reporting Rule, which requires power plants and other large sources of GHG to commence data collection in January 2010 and to file their first annual reports disclosing GHG emissions in 2011. In July 2010, the EPA issued amendments that would require underground coal mines and certain other source categories to file their first annual reports disclosing GHG emissions in 2012, covering calendar year 2011. Many of our facilities have already begun reporting the required GHG data, and our remaining facilities are in the process of commencing reporting of such data in accordance with the regulations.

More generally, in December 2009, the EPA issued a *Final Endangerment and Cause or Contribute Findings for Greenhouse Gases* under Section 202(a) of the Clean Air Act, wherein the EPA concluded that GHGs endanger the public health and welfare. In April 2010, the EPA issued, along with the Department of Transportation, a rule to regulate GHG emissions from new cars and trucks. This rule took effect in January 2011, and according to the EPA, established GHG emissions as "regulated pollutants" under the Clean Air Act. As a consequence, and in conjunction with an EPA *Final Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule*, certain new and modified emission sources must meet Best Available Control Technology for GHG emissions. The EPA has announced plans to begin issuing GHG performance standards for new and existing power plants and some other source categories. In particular, in December 2010, the EPA announced a proposed schedule for establishing GHG emissions limits for fossil fuel fired electric generation facilities, calling for proposed regulations by July 2011 (later extended to September 2011) and final regulations by May 2012; however, the EPA has not yet issued the proposed regulations. Federal legislation that would variously suspend or eliminate the EPA's regulatory authority over GHGs has been introduced in both the House and Senate.

In addition to federal GHG regulations, there are several new state programs to limit GHG emissions and others have been proposed. State and regional climate change initiatives are taking effect before federal action. The Regional Greenhouse Gas Initiative ("RGGI"), a regional GHG cap-and-trade program calling for a ten percent reduction of emissions by 2018, has nine participating states in the Northeast (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont). The RGGI program has had several emission allowances auctions and will enter its second three-year control period in 2012.

On December 17, 2010, the California Air Resources Board ("CARB") issued a final rule approving a state-wide GHG cap-and-trade program to be implemented pursuant to the California Global Warming Solutions Act of 2006 (known as "AB 32"). In June 2011, CARB announced that initial cap-and-trade program compliance for the electricity sector would be delayed until January 2013. Many other GHG initiatives, including the Western Climate Initiative and the Midwestern Greenhouse Gas Reduction Accord, are in various stages of development. Also, numerous state public service commissions have revised or are revising air quality programs so as to limit GHG emissions, such as those of Kansas, Colorado, and Texas.

Considerable uncertainty is associated with these GHG emissions initiatives. The content of new treaties or legislation is not yet determined and many of the new regulatory initiatives remain subject to review by the agencies or the courts. In addition to the timing for implementing any new legislation, open issues include matters such as the applicable baseline of GHG emissions to be permitted, initial allocations of any emission allowances, required emissions reductions, availability of offsets to emissions such as planting trees or capturing methane emitted during mining, the extent to which additional states will adopt the programs, and whether they will be linked with programs in other states or countries.

Predicting the economic effects of greenhouse gas emissions impact legislation is difficult given the various alternatives proposed and the complexities of the interactions between economic and environmental issues. Coal-fired generators could switch to other fuels that generate less of these emissions, possibly reducing the construction of coal-fired power plants or causing some users of our coal to switch to a lower CO_2 generating fuel, or more generally reducing the demand for coal-fired electricity generation. This could result in an indeterminate decrease in demand for coal nationally, and various mechanisms proposed to limit greenhouse gas emissions could impact the price of coal and the cost of coal-fired generation. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use to comply with applicable ambient air quality standards. In addition, if regulation of GHG emissions does not exempt the release

Table of Contents

of coalbed methane, we may have to curtail coal production, pay higher taxes, or incur costs to purchase credits that permit us to continue operations as they now exist at our underground coal mines.

Other Clean Air Act Regulations

The federal Clean Air Act and corresponding state laws that regulate the emissions of materials into the air affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations arise primarily from permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including regulation of fine particulate matter measuring 2.5 micrometers in diameter or smaller. However, new regulations on GHG emissions could also impact permit requirements. Our customers also are subject to extensive air emissions requirements, including those applicable to the air emissions of sulfur dioxide, nitrogen oxides, particulates, mercury and other compounds from coal-fueled electricity generating plants and industrial facilities that burn coal. These requirements are complex, lengthy and becoming increasingly stringent as new regulations or amendments to existing regulations are adopted. In addition, legal challenges to regulations may impact their content and the timing of their implementation.

More stringent air emissions regulations in future years may increase the cost of producing and consuming coal and impact the demand for coal. Initially, we believe that such regulations will result in an upward pressure on the price of lower sulfur eastern coals, and more demand for western coals, as coal-fired power plants continue to comply with the more stringent restrictions initially focused on sulfur dioxide emissions. As utilities continue to invest the capital to add scrubbers and other devices to address emissions of nitrogen oxides, mercury and other hazardous air pollutants, demand for lower sulfur coals may drop. However, we cannot predict these impacts with certainty. Some of the more material Clean Air Act requirements that may directly or indirectly affect our operations include the following:

- *Sulfur Dioxide and Nitrogen Dioxide.* The Clean Air Act requires the EPA to set standards, referred to as National Ambient Air Quality Standards ("NAAQS"), for certain pollutants. Areas that are not in compliance (referred to as "non-attainment areas") with these standards must take steps to reduce emissions levels. In 2010, EPA established a new 1-hour NAAQS for sulfur dioxide ("SO_2"), and a new 1-hour NAAQS for nitrogen dioxide ("NO_2"). Under the Clean Air Act, the new NAAQS generally must be attained no later than five years after the EPA designates an area as non-attainment.

- *Fine Particulate Matter.* In 1997, the EPA revised the NAAQS for particulate matter, retaining the existing standard for particulate matter with an aerodynamic diameter less than or equal to 10 microns ("PM10"), and adding a new standard for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns ("PM2.5" or "fine particulate matter"). In April 2005, the EPA issued final non-attainment designations for 39 areas not achieving the 1997 PM2.5 standards, and in April 2007, the EPA issued its fine particle implementation rule establishing rules and guidance for state implementation plans to meet the standards. Under the Clean Air Act, state implementation plans were due in April 2008, establishing a regulatory program to meet the 1997 PM2.5 standards either by April 2010 or, if the EPA granted an extension, as expeditiously as practicable, but no later than April 2015. Moreover, in October 2006, the EPA issued a revised, more stringent 24-hour PM2.5 standard, triggering another round of non-attainment designations and ultimately regulation. In October 2009, the EPA designated 31 areas as non-attainment for the 2006 PM2.5 standard. Under the EPA's current timeline, state implementation plans are due by December 2012 and attainment is required by December 2014, or December 2019 if the EPA grants an extension. Meeting the new PM2.5 standard also may require reductions of nitrogen oxide and SO_2 emissions.

- *Acid Rain.* Title IV of the Clean Air Act required a two-phase reduction of SO_2 emissions by electric utilities. Phase II became effective in 2000 and applies to all coal-fired power plants generating greater than 25 megawatts. The affected electricity generators have sought to meet these requirements mainly by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing SO_2 emission allowances.

- *Ozone.* In 1997, the EPA revised the NAAQS for ozone. Although legal challenges delayed implementation, in April 2004, the EPA announced that counties in 31 states and the District of Columbia failed to meet the new eight-hour standard for ozone and the EPA issued implementation rules in April 2004 and November 2005. At present, the 1997 ozone standard, as amended in 2008, is gradually phasing in. In addition, the EPA proposed a more stringent ozone NAAQS in January 2010, with the EPA's review of the updated science regarding ozone currently scheduled for completion in 2013. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers may continue to become more demanding in the years ahead.

- *Clean Air Interstate Rule/Cross-State Air Pollution Rule.* In 2005, the EPA issued its final Clean Air Interstate Rule ("CAIR") for further reducing emissions of sulfur dioxide and nitrogen oxides ("NOx") to deal with the interstate transport component of nonattainment with NAAQS. CAIR calls for Texas and 27 states bordering or east of the Mississippi River, and the District of Columbia, to cap their emission levels of SO_2 and NOx through an allowance trading program or other system. At full implementation, the EPA projected that CAIR would cut regional SO_2 emissions by more than 70% from the 2003 levels, and cut NOx emissions by more than 60% from 2003 levels. Although a July 2008 court decision requires the EPA to modify CAIR, it currently remains in effect except in Minnesota, where a stay applies. In July 2011, in response to the court order on CAIR, the

Table of Contents

- air emission standards for coal-fired power plants;
- the supply of and demand for domestic and foreign coal;
- the demand for electricity;
- domestic and foreign demand for steel and the continued financial viability of the domestic and foreign steel industry;
- interruptions due to transportation delays;
- domestic and foreign governmental regulations and taxes;
- regulatory, administrative, and judicial decisions;
- the price and availability of alternative fuels, including the effects of technological developments;
- the effect of worldwide energy conservation measures; and
- the proximity to, capacity of, and cost of transportation and port facilities.

Declines in the prices we receive for our coal could adversely affect our operating results and our ability to generate the cash flows we require to improve our productivity and invest in our operations.

Our mining operations are extensively regulated, which imposes significant costs on us, and future regulations or violations of regulations could increase those costs or limit our ability to produce coal.

Our operations are subject to a variety of federal, state and local environmental, health and safety, transportation, labor and other laws and regulations. Examples include those relating to employee health and safety; emissions to air and discharges to water; plant and wildlife protection; the reclamation and restoration of properties after mining or other activity has been completed; the storage, treatment and disposal of wastes; remediation of contaminated soil, surface and groundwater; surface subsidence from underground mining; noise; and the effects of operations on surface water and groundwater quality and availability. In addition, we are subject to significant legislation mandating certain benefits for current and retired coal miners. We incur substantial costs to comply with the laws and regulations that apply to our mining and other operations. Due in part to the extensive and comprehensive regulatory requirements, violations of laws, regulations and permits occur at our operations from time to time and may result in significant costs to us to correct the violations, as well as substantial civil or criminal penalties and limitations or shutdowns of our operations.

Federal and state authorities inspect our operations, and given the UBB explosion and related announcements by government authorities, we anticipate additional requirements may be imposed and heightened inspection intensity. In response to the explosion, federal and West Virginia authorities have announced special inspections of coal mines for, among other safety concerns, the accumulation of coal dust and the proper ventilation of gases such as methane. Certain of these inspections have already occurred. In addition, both the federal government and the state of West Virginia have announced that they are considering changes to mine safety rules and regulations, which could potentially result in or require additional or enhanced safety features, more frequent mine inspections, stricter enforcement practices and enhanced reporting requirements.

The costs, liabilities and requirements associated with addressing the outcome of inspections and complying with these environmental, health and safety requirements are often significant and time-consuming and may delay commencement or continuation of exploration or production. For example, in December 2011, we entered into a comprehensive settlement with MSHA in which we resolved various outstanding MSHA civil citations, violations and orders related to the UBB explosion and other matters for approximately $34.8 million (see "Legal Proceedings"). Additionally, MSHA may further utilize the temporary closure provisions at mines in the event of certain violations of safety rules. These factors could have a material adverse effect on our results of operations, cash flows and financial condition.

In addition, these laws and regulations require us to obtain numerous governmental permits. Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than our existing permits. Many of our permits governing discharges to or impacts upon surface streams and groundwater will be subject to new and more stringent conditions to address various new water quality requirements that permitting authorities are now required to address when those permits are renewed over the next several years. To obtain new permits, we may have to petition to have stream quality designations changed based on available data, and if we are unsuccessful, we may not be able to operate the facility as planned or at all. Although we have no estimates at this time, our costs to satisfy such conditions could be substantial. We may also be required under certain permits to provide authorities data pertaining to the effect or impact that a proposed exploration for or production of coal may have on the environment.

In recent years, the permitting required for coal mining, particularly under the Surface Mining Control and Reclamation Act and the Clean Water Act to address filling ephemeral and intermittent streams and other valleys with materials from mountaintop coal mining operations and preparation plant refuse disposal has been the subject of increasingly stringent regulatory and administrative requirements and extensive litigation by environmental groups against coal mining companies and environmental regulatory authorities. Congress has also considered legislation to impose additional limitations on surface mining. It is unclear at this time how the issues will ultimately be resolved, but for this as well as other issues that may arise involving permits necessary for coal mining and other operation, such requirements could prove costly and time-consuming, and could delay commencing or continuing exploration or production operations. New laws and regulations, as well as future

Table of Contents

interpretations or different enforcement of existing laws and regulations, may require substantial increases in equipment and operating costs to us and delays, interruptions or a termination of operations, the extent of which we cannot predict.

Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further legislation, regulations or enforcement may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source. See Item 1 "Business—Environmental and Other Regulatory Matters."

Climate change initiatives could significantly reduce the demand for coal, increase our costs and reduce the value of our coal and gas assets.

Global climate change continues to attract considerable public and scientific attention with widespread concern about the impacts of human activity, especially the emissions of GHGs, such as carbon dioxide and methane. Combustion of fossil fuels, such as the coal and gas we produce, results in the creation of carbon dioxide that is currently emitted into the atmosphere by coal and gas end users, such as coal-fired electric generation power plants. Our underground mines emit methane, which must be expelled for safety reasons.

Considerable and increasing government attention in the United States and other countries is being paid to reducing GHG emissions, including CO_2 emissions from coal-fired power plants and methane emissions from mining operations. Although the United States has not ratified the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change ("UNFCCC"), which became effective for many countries in 2005 and establishes a binding set of emission targets for GHG, the United States is actively participating in various international initiatives within and outside of the UNFCCC process to negotiate developed and developing nation commitments for GHG emission reductions and related financing. In particular, the Durban Platform for Enhanced Action, as agreed to by the United States and 193 other countries in December 2011 at the 17th UNFCCC, calls for a second phase of the Kyoto Protocol's GHG emissions restrictions to be effective through 2020 and for a new international treaty to come into effect and be implemented from 2020. Any international GHG agreement in which the United States participates, if at all, could adversely affect the price and demand for coal.

U.S. legislative and regulatory action also may address GHG emissions. At the federal level, Congress actively considered in the past, and may consider in the future, legislation that would establish a nationwide GHG emissions cap-and-trade or other market-based program to reduce GHG emissions. The EPA also has commenced regulatory action that could lead to controls on carbon dioxide from larger emitters such as coal-fired power plants and industrial sources. In advance of federal action, state and regional climate change initiatives, such as the Regional Greenhouse Gas Initiative of eastern states, the Western Regional Climate Action Initiative, and recently enacted legislation in California and other states are taking effect before federal action. In addition, some states and municipalities in the United States have adopted or may adopt in the future regulations on GHG emissions. Some states and municipal entities have commenced litigation in different jurisdictions seeking to have certain utilities, including some of our customers, reduce their emission of carbon dioxide. Apart from governmental regulation, in February 2008, three of Wall Street's largest investment banks announced that they had adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of utility power plants which may make it more difficult for utilities to obtain financing for coal-fired plants.

Considerable uncertainty is associated with these climate change initiatives. The content of new treaties, legislation or regulation is not yet determined, and many of the new regulatory initiatives remain subject to review by the agencies or the courts. Predicting the economic effects of climate change legislation is difficult given the various alternatives proposed and the complexities of the interactions between economic and environmental issues. Any regulations on GHG emissions, however, are likely to impose significant emissions control expenditures on many coal-fired power plants and industrial boilers and could have the effect of making them unprofitable. As a result, these generators may switch to other fuels that generate less of these emissions, possibly reducing future demand for coal and the construction of coal-fired power plants. In this regard, many of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use to comply with applicable ambient air quality standards. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal and a material adverse effect on our results of operations, cash flows and financial condition. In addition, if regulation of GHG emissions does not exempt the release of coalbed methane, we may have to curtail coal production, pay higher taxes, or incur costs to purchase credits that permit us to continue operations as they now exist at our underground coal mines.

Other extensive environmental regulations also could affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.

The operations of our customers are subject to extensive laws and regulations relating to emissions to air and discharges to water, plant and wildlife protection, the storage, treatment and disposal of wastes, and permitting of operations. These requirements are a significant part of the costs of their respective businesses, and their costs are increasing as environmental requirements become more stringent. These requirements could adversely affect our sales by causing coal to become a less attractive fuel source of energy.

Table of Contents

In particular, the Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. See Item 1 "Business—Environmental and Other Regulatory Matters." A series of more stringent requirements are expected to become effective in coming years. These requirements include implementation of the current and more stringent proposed ambient air quality standards for particulate matter and ozone, the EPA's projected rule to limit emissions of mercury and other hazardous air pollutants from power plants, and implementation of the EPA's final Cross-State Air Pollution Transport Rule (the "Rule") issued in July 2011 to further control nitrogen oxides and sulfur dioxide emissions from power plants in 27 eastern states (including Texas). The EPA estimates that the Rule will impose a 54 percent reduction in nitrogen oxides emissions and a 73 percent reduction in sulfur dioxide emissions from 2005 levels in the covered states. The Rule includes an interstate emissions allowance trading approach and would be phased in during 2012 and 2014; however, the Rule currently is subject to a stay pending judicial review. Further, in December 2011, the EPA issued its final Mercury and Air Toxics Standards that would impose stringent limits on emissions of mercury and other hazardous air pollutants from power plants.

Such new regulations may require significant emissions control expenditures for coal-fired power plants and therefore could increase the costs of coal use by our customers. Any switching of fuel sources away from coal because of increased costs of coal use or other reasons, closure of existing coal-fired plants, or reduced construction of new plants could have a material effect on demand for and prices received for our coal, which could adversely affect our financial condition, results of operations and cash flows.

MSHA and state regulators may order certain of our mines to be temporarily closed or operations therein modified, which would adversely affect our ability to meet our contracts or projected costs.

MSHA and state regulators may order certain of our mines to be temporarily closed due to investigations of accidents resulting in property damage or injuries, or due to other incidents such as fires, roof falls, water flow and equipment failure or ventilation concerns. In addition, regulators may order changes to mine plans or operations due to their interpretation or application of existing or new laws or regulations. Any required changes to mine plans or operations may result in temporary idling of production or addition of costs.

Our coal mining production and delivery is subject to conditions and events beyond our control, which could result in higher operating expenses and decreased production and sales and adversely affect our operating results and could result in impairments to our assets.

A majority of our coal mining operations are conducted in underground mines and the balance of our operations is at surface mines. Our coal production at these mines is subject to operating conditions and events beyond our control that could disrupt operations, affect production and the cost of mining for varying lengths of time and have a significant impact on our operating results. Adverse operating conditions and events that we have experienced in the past and may experience in the future include:

- the termination of material contracts by state or other governmental authorities;
- changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;
- mining, processing and loading equipment failures and unexpected maintenance problems;
- limited availability of mining, processing and loading equipment and parts from suppliers;
- the proximity to, capacity of, and cost of transportation facilities;
- adverse weather and natural disasters, such as heavy snows, heavy rains and flooding or hurricanes;
- accidental mine water discharges;
- coal slurry releases and impoundment failures;
- the unavailability of qualified labor;
- strikes and other labor-related interruptions; and
- unexpected mine safety accidents, including fires and explosions from methane and other sources.

If any of these conditions or events occur in the future at any of our mines or affect deliveries of our coal to customers, they may increase our cost of mining and delay or halt production or sales to our customers either permanently or for varying lengths of time, which could adversely affect our operating results and could result in impairments to our assets.

We maintain insurance policies that provide limited coverage for some, but not all, of these risks. Even where insurance coverage applies, these risks may not be fully covered by insurance policies and insurers may contest their obligations to make payments. Failures by insurers to make payments could have a material adverse effect on our cash flows, results of operations or financial condition.

We may be unable to obtain and renew permits necessary for our operations, which would reduce our production, cash flows and profitability.

Table of Contents

consists of two Powder River Basin mines in Wyoming. Our All Other category includes an idled underground mine in Illinois; expenses associated with certain closed mines; Dry Systems Technologies; revenues and royalties from the sale of coalbed methane and natural gas extraction; equipment sales and repair operations; terminal services; the leasing of mineral rights; general corporate overhead and corporate assets and liabilities.

Business Developments

In addition to the Massey Acquisition completed on June 1, 2011 and the Foundation Merger completed on July 31, 2009, recent business developments included the following:

On February 3, 2012, we announced that subsidiaries in Kentucky and West Virginia planned to idle four mines immediately and two others between the date of announcement and early 2013, while several other mines altered work schedules or reduced the number of production crews. Altogether ten mining operations are affected, four in eastern Kentucky and six in southern West Virginia. The adjustments are expected to reduce 2012 coal production by approximately 4.0 million tons. The total includes approximately 2.5 million tons of thermal coal and 1.5 million tons of lower quality, high-volatility metallurgical coal.

Coal Pricing Trends, Uncertainties and Outlook

Our long-term outlook for the coal markets remains constructive. Coal exports from the U.S. increased from approximately 82 million tons in 2010 to approximately 107 million tons in 2011 in response to the continued worldwide economic recovery. Export volumes were substantially higher than the historic levels experienced in 2008. According to the EIA's 2011 International Energy Outlook ("IEO"), global primary energy demand is expected to grow by 47% between 2010 and 2035, with coal demand rising most in absolute terms and fossil fuels accounting for most of the increase in demand between now and 2035. The IEO estimates that half the growth in world energy consumption will come from India and China. In total, coal consumption from non-OECD countries is expected to grow at an annual rate of 2.1%, accounting for nearly all the growth in world coal consumption. The IEO has reached a general conclusion that dependence on coal for power rises strongly in countries with emerging economies and relatively large coal reserves, while it stagnates in the more developed nations and nations with smaller coal reserves.

The Energy Information Administration ("EIA") in its 2011 Annual Energy Outlook forecasts that coal-fired electrical generation will decrease by an average annual rate of 0.3% through 2015. In 2011, the EIA estimates that electric power generation from coal decreased by 4.2% compared to 2010 as low natural gas prices, increased environmental pressure, and other factors weigh on coal-fired generation. Long-term demand for coal and coal-based electricity generation in the U.S. will likely be driven by various factors such as the economy, increasing population, increasing demand to power residential electronics and plug-in hybrid electric vehicles, public demands for affordable electricity, relative costs for competing fuels for base-load generation such as natural gas and nuclear, the inability of renewable energy sources such as wind and solar to become the base load source of electric power, geopolitical risks associated with importing large quantities of global oil and natural gas resources, increasing demand for coal outside the U.S. resulting in increased exports, and the relatively abundant steam coal reserves located within the United States. As the U.S. and global economies emerge from the recent economic downturn, the International Monetary Fund's September 2011 World Economic Outlook forecasts U.S. annual GDP to grow 1.8% and 2.5% in 2012 and 2013, respectively. Although the global economy improved as compared with 2010, many economic indicators continue to point to a slow and uneven recovery. High unemployment and a weak housing sector in the United States continue to dampen consumer sentiment domestically, while concerns over European sovereign debt issues and the deficit debate in Washington, D.C., and related downgrade of U.S. government debt continue to plague financial markets and constrain government spending in certain countries.

Ultimately, the global demand for and use of coal may be limited by any global treaties which place restrictions on carbon dioxide emissions. As part of the United Nations Framework Convention on Climate Change, representatives from 187 nations, including the U.S., met in Bali, Indonesia in December 2007 to discuss a program to limit greenhouse gas emissions after 2012. The convention adopted the "Bali Road Map" that detailed a two-year process to finalizing a binding agreement in Copenhagen in 2009. In December 2009 participants gathered in Copenhagen to develop a framework for climate change mitigation beyond 2012. The principal output of the Copenhagen summit was the Copenhagen Accord, a document that is neither legally binding nor voted upon nor signed, but was simply "noted" by the 194 participating countries. The ensuing UN Framework Convention on Climate Change held in Cancun in December 2010 resulted in an agreement that pushes most of the important decisions to future negotiations. Most recently, at the United Nations Climate Change Conference in Durbin, members advanced the implementation of previous agreements and agreed to adopt a universal legal agreement on climate change as soon as possible,

Table of Contents

and no later than 2012. Although the results from these summits were considered modest by many participants, the ultimate outcome of future summits, and any treaty or other arrangement ultimately adopted by the United States or other countries, may have a material adverse impact on the global demand for and supply of coal. This is particularly true if cost effective technology for the capture and storage of carbon dioxide is not sufficiently developed.

Proposed coal-fired electric generating facilities that do not include technologies to capture and store carbon dioxide are facing increasing opposition from environmental groups as well as state and local governments, which are concerned with global climate change and uncertain financial impacts of potential greenhouse gas regulations. Coal-fired generating plants incorporating carbon dioxide capture and storage technologies will be more expensive to build than conventional pulverized coal generating plants as the technologies are still in the developmental stages. This dynamic may cause power generating companies to cut back on plans to build coal-fired plants in the near term. Nevertheless, the desire to attain U.S. energy independence suggests the construction of new coal-fired generating facilities is likely to remain a viable option. This desire, coupled with heightened interest in coal gasification and coal liquefaction, is a potential indicator of increasing demand for coal in the United States.

Based on weekly coal production reporting through December 31, 2011 from the EIA, year-over-year Appalachian production increased by approximately 0.6% due to stable global and domestic demand for metallurgical coal. Compared to 2010, Western coal production decreased by approximately 1.2% in 2011. In Central Appalachia, delays with respect to permits to construct valley fills at surface mines are likely to slow the permitting process for surface mining in that region with resultant uncertainties for producers. More stringent safety regulations, and increased MSHA mine inspection activity have also impacted production levels, particularly in Central Appalachia. Average spot market prices for 2011 for Central Appalachian and Northern Appalachian coals increased by approximately 19% and 17%, respectively, compared to 2010 prices. Average spot market prices for Powder River Basin coal increased by approximately 9% from the previous year, with the Powder River Basin offering the least expensive fossil fuel on a dollar per Btu basis. Starting in the second half of 2011 and continuing into the first quarter of 2012, U.S. and international spot market coal prices have declined due to a combination of slowing economies in the U.S. and Europe accompanied by low growth in demand for electricity, increased switching of electricity generation in the U.S. to natural gas due to abundant supply and decade low prices and increases in export volumes from Australia as weather-driven supply disruptions have eased. Long-term, the delicate balance of coal supply and increasing coal demand is expected to result in strong, but potentially volatile, fundamentals for the U.S. coal industry.

The worldwide economic slowdown and the volatility and uncertainty in the credit markets seen through much of the past two years continued to ease in 2011, though slow domestic growth and European debt challenges continue to hamper markets. Steel manufacturers reduced production in the latter half of 2011 after a very strong start to the year. We believe that the steel business will continue to show strength in the long-term despite normal cyclical volatilities. However, depressed natural gas prices are placing competitive pressure on steam coal. A weak economic recovery could slacken demand for metallurgical and steam coals and could negatively influence pricing in the near-term. Longer-term, coal industry fundamentals remain intact and significant additional growth is expected worldwide. Seaborne coal is expected to grow significantly as developing nations rely heavily on coal for their power needs. U.S. exports will be needed to help meet the anticipated increase in worldwide coal demand. We believe these factors should lead to stronger demand for coal, both globally and in the United States, in the coming years.

Our results of operations are dependent upon the prices we obtain for our coal as well as our ability to improve productivity and control costs. Principal goods and services we use in our operations include maintenance and repair parts and services, electricity, fuel, roof control and support items, explosives, tires, conveyance structure, ventilation supplies, and lubricants.

Our management strives to aggressively control costs and improve operating performance to mitigate external cost pressures. We have experienced volatility in operating costs related to fuel, explosives, steel, tires, contract services, and healthcare, and have taken measures to mitigate the increases in these costs at all operations. We have a centralized sourcing group for major supplier contract negotiation and administration, for the negotiation and purchase of major capital goods, and to support the business units. The supplier base has been relatively stable for many years, but there has been some consolidation. We are not dependent on any one supplier in any region. We promote competition between suppliers and seek to develop relationships with suppliers that focus on lowering our costs. We seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise. To the extent upward pressure on costs exceeds our ability to realize sales increases, or if we experience unanticipated operating or transportation difficulties, our operating margins would be negatively impacted. Employee labor costs have historically increased primarily due to the demands associated with attracting and retaining a workforce; however, recent stability in the marketplace has helped ease this situation. We may also continue to

Table of Contents

experience difficult geologic conditions, delays in obtaining permits, labor shortages, unforeseen equipment problems, and shortages of critical materials such as tires and explosives that may result in adverse cost increases and limit our ability to produce at forecasted levels.

For additional information regarding some of the risks and uncertainties that affect our business, see Item 1A "Risk Factors."

Results of Operations

EBITDA from continuing operations is calculated as follows:

	Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Income (loss) from continuing operations	$ (677,390)	$ 97,218	$ 66,807
Interest expense	141,914	73,463	82,825
Interest income	(3,978)	(3,458)	(1,769)
Income tax expense (benefit)	(38,927)	4,218	(33,023)
Depreciation, depletion, and amortization	769,527	370,895	252,395
Amortization of acquired intangibles, net	(113,746)	226,793	127,608
EBITDA from continuing operations	$ 77,400	$ 769,129	$ 494,843

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

As noted previously, the financial results for the year ended December 31, 2011 include only seven months of operations related to the acquired Massey operations due to the timing of the closing of the Massey Acquisition on June 1, 2011. The financial results for the year ended December 31, 2010 do not include any amounts related to Massey. To help understand the operating results for the periods, the term "Massey operations" refers to the results of Massey on a stand-alone basis for the seven month period from June 1, 2011 to December 31, 2011 and the term "Alpha operations" refers to the results of Alpha on a stand-alone basis and not inclusive of results from the acquired operations of Massey for twelve months ended December 31, 2011.

Summary

Total revenues increased $3,192.0 million, or 81%, for the twelve months ended December 31, 2011 compared to the prior year period. The increase in total revenues was due to increased coal revenues of $2,691.6 million, increased freight and handling revenues of $329.6 million and increased other revenues of $170.8 million. The increase in coal revenues consisted of an increase from the Alpha operations of $813.0 million, or 23%, and $1,878.6 million from the Massey operations. The increase in freight and handling revenues was primarily related to the Alpha operations. The increase in other revenues consisted of an increase of $144.4 million, or 166%, from the Alpha operations, and $26.4 million from the Massey operations.

Income from continuing operations decreased $774.6 million for the twelve months ended December 31, 2011 compared to the prior year period. The decrease was largely due to a goodwill impairment charge of $745.3 million, increases in certain operating costs and expenses of $2,859.6 million, increased other expenses, net of $75.2 million, partially offset by increased coal revenues and other revenues discussed above and increased tax benefits of $43.1 million.

The increase in certain operating costs and expenses of $2,859.6 million was due to increased cost of coal sales of $2,514.8 million, or 98%, increased depreciation, depletion and amortization expenses of $398.6 million, or 107%, increased other expenses of $86.9 million, or 133%, increased selling, general and administrative expenses of $199.8 million, or 110%, and decreased expenses for amortization of acquired intangibles, net of $340.5 million, or 150%. The increase in cost of coal sales consisted of an increase of $591.2 million, or 23%, from the Alpha operations and $1,923.6 million from the Massey operations. Cost of coal sales in 2011 included $193.5 million of merger-related costs incurred in connection with the Massey Acquisition. The increase in depreciation, depletion and amortization expenses was primarily due to the inclusion of the Massey operations, including the fair value adjustments made in acquisition accounting to property, equipment and owned and leased mineral rights. The increase in other expenses consisted of an increase of $27.6 million, or 42%, from the Alpha operations and $59.3 million from the Massey operations. The increase in selling, general and administrative expenses included $164.0 million in merger-related costs incurred in connection with the Massey Acquisition. The decrease in expense for amortization of acquired intangibles, net, consisted of a decrease in amortization expense of $125.1 million, or 55%, from the Alpha operations and a credit to amortization expense of $215.4 million from the Massey operations.